SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of May, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco – União de Bancos Brasileiros S.A.

 Individual and Consolidated
Quarterly Information for the
Quarter Ended March 31, 2007 and
Auditors’ Independent Report

Unibanco - União de Bancos Brasileiros S.A.

Report of Independent Auditors on Limited Reviews

To the Stockholders and Board of Directors Unibanco - União de Bancos Brasileiros S.A.

1	We have carried out limited reviews of the accounting information included in the Quarterly Information (ITR) of Unibanco - União de Bancos Brasileiros S.A. (Unibanco) and Unibanco - União de Bancos Brasileiros S.A. and subsidiary companies (Unibanco Consolidated) for the quarters ended March 31, 2007 and 2006. This information is the responsibility of the Company’s management.

2	Our reviews were conducted in accordance with the standards established by the Institute of Independent Auditors of Brazil (IBRACON) and the Federal Accountancy Council (CFC), and mainly comprised: (a) inquiries of and discussions with officials responsible for the accounting, financial and operating areas of Unibanco and subsidiary companies with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Unibanco and subsidiary companies.

3	Based on our limited reviews, we are not aware of any material modifications which should be made to the aforementioned quarterly information for it to be in conformity with the accounting practices adopted in Brazil applicable to the preparation of the quarterly information, consistent with the standards established by the Brazilian Securities Commission (CVM).

4	Our limited reviews were conducted for the purpose of issuing a limited review report on the accounting information included in the ITR mentioned in the first paragraph, taken as a whole. The statements of cash flows, which are presented in Note 23 to provide supplementary information with respect to Unibanco - União de Bancos Brasileiros S.A. and Unibanco Consolidated, are not required as an integral part of these quarterly financial statements. The statements of cash flows have been subjected to the limited review procedures described in paragraph 2, and, based on our limited review, we are not aware of any material modifications which should be made to the statements of cash flows for them to be presented fairly, in all material respects, in relation to the ITR taken as a whole.

5	The ITR also includes accounting information for December 31, 2006. We audited such information at the time it was prepared, in connection with the audit of the financial statements as of that date and for the year then ended, on which we issued an unqualified opinion dated February 13, 2007.

São Paulo, May 8, 2007

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5

Paulo Sergio Miron
Contador CRC 1SP173647/O-5

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION – ITR	DATE – MARCH 31, 2007	Corporate Legislation
FINANCIAL INSTITUTION

THE FILING WITH THE CVM DOES NOT IMPLY ANY EVALUATION OF THE COMPANY. THE ACCURACY OF THE INFORMATION PRESENTED IS THE RESPONSIBILITY OF THE MANAGEMENT OF THE COMPANY.

IDENTIFICATION

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40
4 – NIRE 35,300,102,771

HEAD OFFICE ADDRESS

1 - COMPLETE ADDRESS Avenida Eusébio Matoso, 891				2 - DISTRICT Pinheiros
3 - POST CODE 05423-901	4 – TOWN São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - PHONE 55 (11) 3097-4195	8 - PHONE -	9 - PHONE -	10 - TELEX -
11 - AREA CODE 11	12 - FAX 55 (11) 3097-4967	13 – FAX -	14 - FAX -	-
15 - E-MAIL investor.relation@unibanco.com.br

DIRECTOR OF INVESTOR RELATIONS (Mailing address)

1 – NAME Geraldo Travaglia Filho
2 - COMPLETE ADDRESS Av. Eusébio Matoso, 891 – 4th Floor				3 - DISTRICT Pinheiros
4 - POST CODE 05423-901	5 - TOWN São Paulo			6 - STATE SP
7 - AREA CODE 11	8 – PHONE 55 (11) 3097-1980	9 – PHONE -	10 - PHONE -	11 - TELEX -
12 - AREA CODE 11	13 – FAX 55 (11) 3097-1585	14 – FAX -	15 - FAX -	-
16 - E-MAIL investor.relation@unibanco.com.br

ITR REFERENCE / AUDITOR

FISCAL YEAR IN COURSE		CURRENT QUARTER			PRIOR QUARTER
1 - START	2 - END	3 - NUMBER	4 - START	5 - END	6 - NUMBER	7 - START	8 - END
Jan 1, 2007	Dec 31, 2007	1	July 1, 2007	March 31, 2007	4	Oct 1, 2006	Dec 31, 2006

9 - NAME/CORPORATE NAME OF THE AUDITOR Pricewaterhousecoopers Auditores Independentes	10 - CVM CODE 00287-9
11 - Responsible Partner Name Paulo Sergio Miron	12 – Responsible Partner CPF 076,444,278-30

CAPITAL BREAKDOWN

NUMBER OF SHARES (in thousands)	1 - CURRENT QUARTER March 31, 2007	2 - PRIOR QUARTER December 31, 2006	3 - SAME QUARTER PRIOR YEAR March 31, 2006
Paid-Up Capital
1 – Common	1,511,316,336	1,511,316,336	1,511,316,336
2 – Preferred	1,296,439,472	1,296,439,472	1,294,675,190
3 – Total	2,807,755,808	2,807,755,808	2,805,991,526
In Treasury Stock
4 – Common	-	-	-
5 – Preferred	5,190,280	7,565,902	10,035,066
6 – Total	5,190,280	7,565,902	10,035,066

COMPANY CHARACTERISTICS

1 - TYPE OF COMPANY Financial Institution
2 - TYPE OF SITUATION Operating
3 - NATURE OF CONTROLLING SHAREHOLDER Private National
4 - ACTIVITY CODE 124 – Commercial Bank
5 - PRINCIPAL ACTIVITY Banking – Multiple Service Bank
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Without Exceptions

COMPANIES EXCLUDED FROM CONSOLIDATED STATEMENTS

1 - ITEM	2 – CNPJ	3 – CORPORATE NAME

REMUNERATION APPROVED AND/OR PAID DURING AND SUBSEQUENT TO THE QUARTER

1 - ITEM	2 – EVENT	3 - APPROVAL DATE	4 - REMUNERATION	5 - BEGINNING OF PAYMENT	6 - TYPE OF SHARE	7 - REMUNERATION PER SHARE
01	RCA	12/27/2006	Interest on own capital	01/31/2007	ON	0.1229114000
02	RCA	12/27/2006	Interest on own capital	01/31/2007	PN	0.1352026000
03	RCA	03/29/2007	Interest on own capital	04/30/2007	ON	0.0388235000
04	RCA	03/29/2007	Interest on own capital	04/30/2007	PN	0.0427059000

SUBSCRIBED CAPITAL AND CHANGES DURING THE CURRENT FISCAL YEAR

1 - ITEM	2 – DATE OF CHANGES	3 – CAPITAL (in thousands of Reais)	4 - CHANGE (in thousands of Reais)	5 - CHANGE SOURCE	7 - NUMBER OF SHARES ISSUED (in thousand)	8 - ISSUE PRICE (in Reais)

DIRECTOR OF INVESTOR RELATIONS

1 - DATE May 09, 2007	2 - SIGNATURE

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	March 31,	December 31,
ASSETS	2007	2006

CURRENT ASSETS	71,598,650	59,105,843

CASH AND DUE FROM BANKS	1,617,188	1,201,720

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	22,591,203	24,597,283
Securities purchased under resale agreements	11,299,448	14,512,414
Interbank deposits	11,183,537	10,061,981
Foreign currency investments	108,218	22,888

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	12,632,945	5,005,432
Own portfolio	3,907,408	3,217,100
Subject to repurchase commitments	7,105,924	944,273
Pledged under guarantees rendered	904,997	198,196
Unrestricted notes	28,847	27,997
Derivative financial instruments	685,769	617,866

INTERBANK ACCOUNTS	5,735,328	5,077,128
Payments and receipts pending settlement	683,425	22,126
Compulsory deposits:
- Brazilian Central Bank	5,028,286	5,017,423
- National Housing System - SFH	1,100	837
Correspondent banks	22,517	36,742

INTERDEPARTMENTAL ACCOUNTS	63,120	42,480
Third-party funds in transit	1,334	1,508
Internal transfers of funds	61,786	40,972

LENDING OPERATIONS	18,166,462	17,622,198
Lending operations: (Note 6(a))
- Public sector	329,028	196,927
- Private sector	18,866,945	18,491,949
Allowance for losses on lending (Note 6(d))	(1,029,511)	(1,066,678)

LEASING OPERATIONS	38,338	38,595
Leasing operations: (Note 6(a))
- Private sector	38,531	38,803
Allowance for losses on leasing (Note 6(d))	(193)	(208)

OTHER CREDITS	10,372,977	5,159,498
Foreign exchange portfolio (Note 7(a))	8,892,333	3,429,393
Income receivable	117,337	138,131
Negotiation and intermediation of securities	111,326	26,714
Deferred tax (Note 19(a))	647,577	674,454
Prepaid taxes	202,991	403,438
Sundry (Note 8)	428,998	502,030
Allowance for losses on other credits (Note 6(d))	(27,585)	(14,662)

OTHER ASSETS	381,089	361,509
Other assets	162,255	162,736
Allowance for losses on other assets	(28,424)	(28,161)
Prepaid expenses (Note 9)	247,258	226,934

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	March 31,	December 31,
ASSETS	2007	2006

LONG-TERM ASSETS	35,813,369	32,947,824

INTERBANK INVESTMENTS (Note 4)	1,262,960	1,270,913
Interbank deposits	1,262,960	1,270,913

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	19,580,909	17,211,417
Own portfolio	4,523,496	3,273,807
Subject to repurchase commitments	14,448,716	13,370,907
Pledged under guarantees rendered	243,831	231,649
Derivative financial instruments	364,866	335,054

INTERBANK ACCOUNTS	53,714	52,869
Compulsory deposits:
- National Housing System - SFH	53,714	52,869

LENDING OPERATIONS	12,076,245	11,562,190
Lending operations: (Note 6(a))
- Public sector	643,528	748,583
- Private sector	11,960,081	11,349,478
Allowance for losses on lending (Note 6(d))	(527,364)	(535,871)

LEASING OPERATIONS	43,152	48,713
Leasing operations: (Note 6(a))
- Private sector	43,369	48,975
Allowance for losses on leasing (Note 6(d))	(217)	(262)

OTHER CREDITS	2,379,177	2,420,747
Receivables on guarantees honored	38,281	4,148
Foreign exchange portfolio (Note 7(a))	23,750	21,223
Income receivable	34,625	31,617
Deferred tax (Note 19(a))	733,279	708,503
Prepaid taxes	129,858	96,367
Sundry (Note 8)	1,425,240	1,562,083
Allowance for losses on other credits (Note 6(d))	(5,856)	(3,194)

OTHER ASSETS	417,212	380,975
Prepaid expenses (Note 9)	417,212	380,975

PERMANENT ASSETS	12,148,230	10,644,636

INVESTMENTS	11,280,621	9,809,288
Investments in associated companies (Note 11(a))	11,145,914	9,683,524
-Local	7,863,378	6,904,944
-Foreign	3,282,536	2,778,580
Goodwill on acquisitions of subsidiary companies	89,700	95,094
Other investments	75,742	61,405
Allowance for losses	(30,735)	(30,735)

FIXED ASSETS	351,130	342,995
Land and buildings in use	183,336	182,996
Other fixed assets	922,460	898,542
Accumulated depreciation	(754,666)	(738,543)

DEFERRED CHARGES	516,479	492,353
Organization and expansion costs	942,044	909,706
Accumulated amortization	(425,565)	(417,353)

T O T A L	119,560,249	102,698,303

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	March 31,	December 31,
LIABILITIES	2007	2006

CURRENT LIABILITIES	61,098,052	46,461,034

DEPOSITS	22,279,364	21,893,444
Demand deposits	3,829,517	4,546,743
Savings deposits	7,022,910	6,279,088
Interbank deposits	1,097,895	969,087
Time deposits	10,267,476	9,970,642
Other deposits	61,566	127,884

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	17,818,785	13,195,686
Own portfolio	15,564,607	7,692,381
Third parties portfolio	2,225,348	4,459,324
Unrestricted portfolio	28,830	1,043,981

RESOURCES FROM SECURITIES ISSUED (Note 12)	2,842,276	1,683,459
Mortgage notes	383,314	444,474
Real estate notes	897,320	827,612
Securities abroad	1,561,642	411,373

INTERBANK ACCOUNTS	684,532	165,733
Receipts and payments pending settlement	625,331	34,356
Correspondent banks	59,201	131,377

INTERDEPARTMENTAL ACCOUNTS	439,054	527,689
Third-party funds in transit	432,669	519,303
Internal transfers of funds	6,385	8,386

BORROWINGS (Note 13)	2,610,564	1,685,976
Borrowings in Brazil - governmental agencies	187	195
Foreign borrowings	2,610,377	1,685,781

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	1,901,647	2,004,639
BNDES (National Economic Development Bank)	948,363	1,239,695
FINAME (National Industrial Financing Authority)	836,070	656,123
Other	117,214	108,821

FOREIGN ONLENDINGS (Note 13)	17,346	18,724
Foreign onlendings	17,346	18,724

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	1,754,099	563,647
Derivative financial instruments	1,754,099	563,647

OTHER LIABILITIES	10,750,385	4,722,037
Collection of taxes and social contributions	1,268,528	44,428
Foreign exchange portfolio (Note 7(a))	7,636,048	2,574,561
Social and statutory	334,139	560,432
Taxes and social security	206,530	387,409
Negotiation and intermediation of securities	167,872	49,313
Subordinated debt (Note 15(b))	456,721	452,485
Sundry (Note 15(c))	680,547	653,409

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

INDIVIDUAL BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	March 31,	December 31,
LIABILITIES	2007	2006

LONG-TERM LIABILITIES	48,166,157	46,301,021

DEPOSITS	26,268,822	25,175,447
Interbank deposits	12,656,705	10,360,731
Time deposits	13,612,117	14,814,716

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,340,756	6,876,932
Own portfolio	6,340,756	6,876,932

RESOURCES FROM SECURITIES ISSUED (Note 12)	4,432,202	3,263,061
Real estate notes	6,226	6,062
Securities abroad	4,425,976	3,256,999

BORROWINGS (Note 13)	1,306,632	1,288,986
Borrowings in Brazil - governmental agencies	487	508
Foreign borrowings	1,306,145	1,288,478

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	3,747,599	3,634,620
BNDES (National Economic Development Bank)	2,176,476	2,074,086
FINAME (National Industrial Financing Authority)	1,441,148	1,413,124
Other	129,975	147,410

FOREIGN ONLENDINGS (Note 13)	44,167	44,809
Foreign onlendings	44,167	44,809

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	167,310	154,643
Derivative financial instruments	167,310	154,643

OTHER LIABILITIES	5,858,669	5,862,523
Foreign exchange portfolio (Note 7(a))	23,951	21,110
Allowance for tax contingencies (Note 14)	1,177,325	1,011,499
Taxes and social security	44,227	45,771
Subordinated debt (Note 15(b))	2,781,644	2,824,668
Sundry (Note 15(c))	1,831,522	1,959,475

DEFERRED INCOME	9,949	15,391
Deferred income	9,949	15,391

STOCKHOLDERS' EQUITY (Note 17)	10,286,091	9,920,857
Capital:	8,000,000	8,000,000
- Local residents	5,493,861	5,461,311
- Foreign residents	2,506,139	2,538,689
Capital reserves	160,292	160,292
Revaluation reserve on subsidiaries	5,347	5,381
Revenue reserves	1,893,802	1,916,031
Unrealized gains and losses - marketable securities and
derivative financial instruments	(76,890)	(117,649)
Treasury stock	(33,055)	(43,198)
Retained earnings	336,595	-

T O T A L	119,560,249	102,698,303

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

INDIVIDUAL STATEMENTS OF INCOME		Corporate Legislation
(Amounts expressed in thousands of Reais, except per share data)
	From January 1, 2007	From January 1, 2006
	to March 31, 2007	to March 31, 2006

REVENUE FROM FINANCIAL INTERMEDIATION	3,387,103	3,445,385
Lending operations	1,487,378	1,626,496
Leasing operations	3,507	-
Marketable securities	1,544,029	1,391,789
Derivative financial instruments	117,621	291,529
Foreign exchange transactions (Note 7(b))	128,025	2,061
Compulsory deposits	106,543	133,510

EXPENSES ON FINANCIAL INTERMEDIATION	(2,272,312)	(2,272,853)
Deposits and securities sold	(1,786,713)	(1,909,059)
Borrowings and onlendings	(237,185)	(111,507)
Provision for credit losses (Note 6(f))	(248,414)	(252,287)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	1,114,791	1,172,532

OTHER OPERATING INCOME (EXPENSES)	(419,235)	(479,836)
Services rendered	544,414	440,634
Salaries, benefits, training and social security	(421,750)	(431,209)
Other administrative expenses	(424,947)	(410,740)
Financial transaction and other taxes	(151,881)	(144,810)
Equity in the results of associated companies (Note 11(a))	495,365	323,979
Other operating income (Note 18(a))	14,706	28,985
Other operating expenses (Note 18(b))	(475,142)	(286,675)

OPERATING INCOME	695,556	692,696

NON-OPERATING INCOME (EXPENSE)	(1,862)	(6,110)
Income	4,712	2,393
Expenses	(6,574)	(8,503)

INCOME BEFORE TAXES AND PROFIT SHARING	693,694	686,586

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(25,539)	(74,986)
Provision for income tax	(25,428)	(114,183)
Provision for social contribution	(13,231)	(41,458)
Deferred tax asset change	13,120	80,655

PROFIT SHARING	(87,160)	(91,155)
Management	(8,031)	(986)
Employees	(79,129)	(90,169)

NET INCOME FOR THE PERIOD	580,995	520,445

Number of outstanding shares (Note 17(a))	2,802,565,528	2,797,646,532 (*)
Net income shares: R$	0.21	0.19

(*) Adjusted for comparison purposes, based on the proportion of new shares issued as approved on June 2006 (Note 17(a)).

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	March 31,	December 31,
ASSETS	2007	2006

CURRENT ASSETS	84,559,173	73,417,207

CASH AND DUE FROM BANKS	1,788,773	1,349,160

SHORT-TERM INTERBANK INVESTMENTS (Note 4)	15,778,555	19,192,247
Securities purchased under resale agreements	11,285,976	14,515,133
Interbank deposits	4,384,361	4,654,226
Foreign currency investments	108,218	22,888

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	19,358,267	12,283,077
Own portfolio	10,383,553	10,253,637
Subject to repurchase commitments	7,109,435	947,489
Pledged with Brazilian Central Bank	27,466	26,657
Pledged under guarantees rendered	1,104,504	387,157
Unrestricted notes	28,847	27,997
Derivative financial instruments	704,462	640,140

INTERBANK ACCOUNTS	5,918,811	5,243,940
Payments and receipts pending settlement	704,058	23,031
Compulsory deposits:
- Brazilian Central Bank	5,186,369	5,176,668
- National Housing System - SFH	1,100	837
Correspondent banks	27,284	43,404

INTERDEPARTMENTAL ACCOUNTS	63,120	42,819
Third-party funds in transit	1,334	1,508
Internal transfers of funds	61,786	41,311

LENDING OPERATIONS	23,885,178	23,436,091
Lending operations: (Note 6(a))
- Public sector	329,028	196,927
- Private sector	25,496,476	25,206,506
Allowance for losses on lending (Note 6(d))	(1,940,326)	(1,967,342)

LEASING OPERATIONS	1,109,612	893,952
Leasing operations: (Note 6(a))
- Private sector	1,131,456	910,564
Allowance for losses on leasing (Note 6(d))	(21,844)	(16,612)

OTHER CREDITS	15,884,714	10,220,290
Foreign exchange portfolio (Note 7(a))	8,892,333	3,429,393
Income receivable	346,513	285,123
Negotiation and intermediation of securities	624,753	127,490
Deferred tax (Note 19(a))	1,209,988	1,203,458
Receivables from credit card operations	2,306,038	2,484,001
Insurance premium	1,234,383	1,154,547
Prepaid taxes	454,600	796,110
Sundry (Note 8)	917,791	812,870
Allowance for losses on other credits (Note 6(d))	(101,685)	(72,702)

OTHER ASSETS	772,143	755,631
Other assets	251,289	260,577
Allowance for losses on other assets	(60,160)	(59,110)
Prepaid expenses (Note 9)	581,014	554,164

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	March 31,	December 31,
ASSETS	2007	2006

LONG-TERM ASSETS	28,134,815	27,863,358

INTERBANK INVESTMENTS (Note 4)	1,210,963	1,069,495
Securities purchased under resale agreements	92,878	-
Interbank deposits	1,118,085	1,069,495

MARKETABLE SECURITIES AND DERIVATIVE
FINANCIAL INSTRUMENTS (Note 5)	7,311,391	7,821,979
Own portfolio	3,539,754	3,960,929
Subject to repurchase commitments	3,062,509	3,206,803
Pledged under guarantees rendered	337,367	314,007
Derivative financial instruments	371,761	340,240

INTERBANK ACCOUNTS	53,714	52,869
Compulsory deposits:
- National Housing System - SFH	53,714	52,869

LENDING OPERATIONS	12,821,097	12,440,282
Lending operations: (Note 6(a))
- Public sector	643,528	748,583
- Private sector	12,744,939	12,271,920
Allowance for losses on lending (Note 6(d))	(567,370)	(580,221)

LEASING OPERATIONS	1,374,420	1,021,892
Leasing operations: (Note 6(a))
- Private sector	1,401,560	1,040,840
Allowance for losses on leasing (Note 6(d))	(27,140)	(18,948)

OTHER CREDITS	4,726,137	4,853,548
Receivables on guarantees honored	38,281	4,148
Foreign exchange portfolio (Note 7(a))	23,750	21,223
Income receivable	49,036	40,154
Deferred tax (Note 19(a))	1,581,453	1,644,076
Prepaid taxes	259,739	193,058
Sundry (Note 8)	2,787,093	2,961,503
Allowance for losses on other credits (Note 6(d))	(13,215)	(10,614)

OTHER ASSETS	637,093	603,293
Prepaid expenses (Note 9)	637,093	603,293

PERMANENT ASSETS	2,497,017	2,497,306

INVESTMENTS	921,273	912,067
Investments in associated companies (Note 11(a))	240,429	224,986
-Local	240,429	224,986
Goodwill on acquisitions of subsidiary companies	501,249	547,830
Other investments	245,918	205,574
Allowance for losses	(66,323)	(66,323)

FIXED ASSETS	857,876	869,489
Land and buildings in use	619,550	625,077
Other fixed assets	1,555,467	1,569,791
Accumulated depreciation	(1,317,141)	(1,325,379)

DEFERRED CHARGES	717,868	715,750
Organization and expansion costs	1,323,393	1,378,527
Accumulated amortization	(605,525)	(662,777)

T O T A L	115,191,005	103,777,871

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET		Corporate Legislation
Amounts expressed in thousands of Reais
	March 31,	December 31,
LIABILITIES	2007	2006

CURRENT LIABILITIES	67,811,164	56,106,522

DEPOSITS	21,526,933	20,916,218
Demand deposits	4,013,060	3,962,488
Savings deposits	7,509,680	6,756,956
Interbank deposits	567,949	259,205
Time deposits	9,374,678	9,809,685
Other deposits	61,566	127,884

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	13,157,869	11,017,219
Own portfolio	11,832,832	7,687,147
Third parties portfolio	1,296,207	2,995,100
Unrestricted portfolio	28,830	334,972

RESOURCES FROM SECURITIES ISSUED (Note 12)	1,728,885	1,698,097
Mortgage notes	406,635	468,196
Debentures	28,685	6,865
Real estate notes	897,320	827,612
Securities abroad	396,245	395,424

INTERBANK ACCOUNTS	716,996	127,033
Receipts and payments pending settlement	671,259	39,759
Correspondent banks	45,737	87,274

INTERDEPARTMENTAL ACCOUNTS	441,351	528,860
Third-party funds in transit	432,694	519,317
Internal transfers of funds	8,657	9,543

BORROWINGS (Note 13)	2,809,786	1,894,095
Borrowings in Brazil - governmental agencies	187	195
Borrowings in Brazil - other agencies	140,322	154,412
Foreign borrowings	2,669,277	1,739,488

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	2,299,018	2,411,399
BNDES (National Economic Development Bank)	948,363	1,239,695
FINAME (National Industrial Financing Authority)	1,233,442	1,062,883
Other	117,213	108,821

FOREIGN ONLENDINGS (Note 13)	17,346	18,724
Foreign onlendings	17,346	18,724

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	1,766,048	575,621
Derivative financial instruments	1,766,048	575,621

OTHER LIABILITIES	23,346,932	16,919,256
Collection of taxes and social contributions	1,318,461	93,265
Foreign exchange portfolio (Note 7(a))	7,636,048	2,574,561
Social and statutory	364,371	616,267
Taxes and social security	552,801	751,985
Negotiation and intermediation of securities	1,069,574	310,675
Technical provisions for insurance, retirement and capitalization plans (Note 15(a))	7,347,227	6,920,376
Subordinated debt (Note 15(b))	437,215	429,213
Payable to merchants - credit card	2,971,711	3,780,366
Sundry (Note 15(c))	1,649,524	1,442,548

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

CONSOLIDATED BALANCE SHEET	Corporate Legislation
Amounts expressed in thousands of Reais
	March 31,	December 31,
LIABILITIES	2007	2006

LONG-TERM LIABILITIES	36,115,727	36,829,903

DEPOSITS	13,510,677	14,716,402
Time deposits	13,510,677	14,716,402

SECURITIES SOLD UNDER REPURCHASE AGREEMENTS	6,364,842	5,812,693
Own portfolio	6,364,842	5,812,693

RESOURCES FROM SECURITIES ISSUED (Note 12)	1,358,174	1,362,443
Debentures	700,000	700,000
Real estate notes	6,226	6,062
Securities abroad	651,948	656,381

BORROWINGS (Note 13)	1,291,390	1,271,284
Borrowings in Brazil - governmental agencies	487	508
Borrowings in Brazil - other agencies	2,806	2,220
Foreign borrowings	1,288,097	1,268,556

ONLENDING IN BRAZIL - GOVERNMENTAL AGENCIES (Note 13)	4,179,307	4,124,064
BNDES (National Economic Development Bank)	2,176,476	2,074,086
FINAME (National Industrial Financing Authority)	1,872,856	1,902,568
Other	129,975	147,410

FOREIGN ONLENDINGS (Note 13)	44,167	44,809
Foreign onlendings	44,167	44,809

DERIVATIVE FINANCIAL INSTRUMENTS (Note 5(f))	167,310	154,643
Derivative financial instruments	167,310	154,643

OTHER LIABILITIES	9,199,860	9,343,565
Foreign exchange portfolio (Note 7(a))	23,951	21,110
Allowance for tax contingencies (Note 14)	2,018,488	2,022,796
Taxes and social security	158,523	222,303
Negotiation and intermediation of securities	2,250	-
Technical provisions for retirement plans (Note 15(a))	1,969,837	1,942,791
Subordinated debt (Note 15(b))	2,768,663	2,810,778
Sundry (Note 15(c))	2,258,148	2,323,787

DEFERRED INCOME	28,574	31,799
Deferred income	28,574	31,799

MINORITY INTEREST	949,449	888,790

STOCKHOLDERS' EQUITY (Note 17)	10,286,091	9,920,857
Capital:	8,000,000	8,000,000
- Local residents	5,493,861	5,461,311
- Foreign residents	2,506,139	2,538,689
Capital reserves	160,292	160,292
Revaluation reserve on subsidiaries	5,347	5,381
Revenue reserves	1,893,802	1,916,031
Unrealized gains and losses - marketable securities and
derivative financial instruments	(76,890)	(117,649)
Treasury stock	(33,055)	(43,198)
Retained earnings	336,595	-

STOCKHOLDERS' EQUITY MANAGED BY PARENT COMPANY	11,235,540	10,809,647

T O T A L	115,191,005	103,777,871

The accompanying notes are an integral part of these financial statements.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
DATE - MARCH 31, 2007
QUARTERLY INFORMATION

CONSOLIDATED STATEMENTS OF INCOME		Corporate Legislation
(Amounts expressed in thousands of Reais, except per share data)
	From January 1, 2007	From January 1, 2006
	to March 31, 2007	to March 31, 2006

REVENUE FROM FINANCIAL INTERMEDIATION	4,245,754	4,409,663
Lending operations	2,472,464	2,631,454
Leasing operations	90,510	39,018
Marketable securities	1,073,653	1,079,957
Financial results from insurance, pension plans and annuity products	281,639	267,799
Derivative financial instruments	91,014	254,752
Foreign exchange transactions (Note 7(b))	129,024	2,471
Compulsory deposits	107,450	134,212

EXPENSES ON FINANCIAL INTERMEDIATION	(2,190,303)	(2,610,228)
Deposits and securities sold	(1,207,608)	(1,634,504)
Price-level restatement and interest on technical provision
for insurance, pension plans and annuity products	(198,035)	(199,592)
Borrowings and onlendings	(260,428)	(133,687)
Provision for credit losses (Note 6(f))	(524,232)	(642,445)

GROSS PROFIT FROM FINANCIAL INTERMEDIATION	2,055,451	1,799,435

OTHER OPERATING INCOME (EXPENSES)	(1,117,969)	(964,906)
Services rendered	868,862	863,306
Insurance, annuity products and retirement plans premiums	1,308,266	1,055,481
Changes in technical provision for insurance, annuity products and retirement plans	(467,359)	(397,708)
Insurance claims	(302,641)	(265,111)
Private retirement plans benefit expenses	(183,227)	(183,241)
Selling, other insurance and private retirement plans expenses	(181,095)	(93,404)
Credit card selling expenses	(66,571)	(78,961)
Salaries, benefits, training and social security	(541,041)	(541,862)
Other administrative expenses	(842,582)	(813,306)
Financial transaction and other taxes	(288,408)	(239,408)
Equity in the results of associated companies (Note 11(a))	10,716	16,055
Other operating income (Note 18(a))	67,770	39,447
Other operating expenses (Note 18(b))	(500,659)	(326,194)

OPERATING INCOME	937,482	834,529

NON-OPERATING INCOME (EXPENSE)	(242)	(2,607)
Income	12,268	11,028
Expenses	(12,510)	(13,635)

INCOME BEFORE TAXES AND PROFIT SHARING	937,240	831,922

INCOME TAX AND SOCIAL CONTRIBUTION (Note 19(b))	(209,743)	(147,348)
Provision for income tax	(150,337)	(183,793)
Provision for social contribution	(57,379)	(59,141)
Deferred tax asset change	(2,027)	95,586

PROFIT SHARING	(107,740)	(111,878)
Management	(8,104)	(986)
Employees	(99,636)	(110,892)

INCOME BEFORE MINORITY INTEREST	619,757	572,696

MINORITY INTEREST	(38,762)	(52,251)

NET INCOME FOR THE PERIOD	580,995	520,445

Number of outstanding shares (Note 17(a))	2,802,565,528	2,797,646,532 (*)
Net income shares: R$	0.21	0.19

(*) Adjusted for comparison purposes, based on the proportion of new shares issued as approved on June 2006 (Note 17(a)).

The accompanying notes are an integral part of these financial statements.

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – MARCH 31, 2007	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

NOTES TO THE QUARTERLY INFORMATION
(Amounts expressed in thousands of Reais, unless otherwise indicated)

1. Operations

The operations of Unibanco - União de Bancos Brasileiros S.A. and its direct and indirect subsidiaries and jointly controlled companies in Brazil and abroad include, in addition to the financial activities of the Unibanco Conglomerate, other activities carried out by subsidiaries with specific objectives principally related to insurance, credit card operations, annuity product plans and private retirement plans.

2. Presentation of Quarterly Information

The quarterly information of Unibanco - União de Bancos Brasileiros S.A. and its foreign branches (Unibanco) are presented together with the consolidated quarterly information of Unibanco and its direct and indirect subsidiaries, and its jointly controlled companies (Unibanco Consolidated), as shown in Note 11.

The consolidated quarterly information have been prepared in accordance with consolidation principles determined by the Brazilian Securities Commission and Brazilian Central Bank. Intercompany investments, balances, income and expenses, as well as unrealized intercompany gains and losses, were eliminated upon consolidation. The investments held by consolidated companies in Exclusive Investment Funds have been consolidated and Investments in these fund portfolios are classified by type of transaction and type of paper. The assets, liabilities, revenues and expenses of jointly controlled companies have been included in the consolidated quarterly information on a proportional basis.

The quarterly information of the leasing subsidiary was reclassified by means of off-book adjustments, in order to reflect its financial position and results of operations in the consolidation, in accordance with the financial method of accounting for leasing transactions.

In preparing our quarterly information, estimates and assumptions were used to account for certain assets, liabilities, revenues and expenses in accordance with accounting practices adopted in Brazil. Estimates and assumptions were used to account for the allowance for credit losses, the provision for litigation, the fair value of financial instruments, in the methods of determining reserves of insurance and private retirement plan businesses and to determine the remaining useful lives of certain assets. Actual results in future periods could differ from those estimates and assumptions and judgments adopted.

3. Summary of Significant Accounting Policies

The accounting policies adopted by Unibanco and its subsidiary companies are in accordance with the requirements of Brazilian Corporate Law and the regulations of the National Monetary Council, the Brazilian Central Bank, the Brazilian Securities Commission and the Superintendency of Private Insurances.

(a) Determination of net income

Net income is determined on the accrual basis and considers:

  income, expenses and monetary or exchange rate variations, at official rates or indexes, pro rata temporis, on current and long-term assets and liabilities;

  the effects of the provisions to adjust the assets to market or realizable values;

  the adjustments to the technical reserves for insurance, annuity products and retirement plans;
  the insurance premiums, as well their respective acquisition costs, are recognized in earnings when the policy is issued and the changes in the technical provision for unearned premium and the deferred acquisition costs are recognized over the related contract period;

  the commissions related to the policy issuance are deferred and appropriated to earnings on a straight-line basis over a period of 12 months;

  the effects of the adjustment of investments in subsidiary and associated companies to reflect the equity method of accounting;

  the provision for federal income tax at the rate of 15% on taxable income, plus a specific surcharge of 10% on taxable income over established fiscal limits;

  the provision for social contribution calculated at the rate of 9% on the adjusted income before income tax; and

  tax credits calculated on temporary differences between book value and tax bases, and on tax loss carry-forwards.
(b) Current and long-term assets

These assets are stated at cost plus, when applicable, the related income and monetary and exchange rate variations, and less the related unearned income and/or allowances for losses, except for marketable securities, the derivative financial instruments and financial assets subject to hedge, which are presented as stated in item (c).

The allowance for credit losses is set up in an amount considered sufficient to cover probable future losses. Management's analysis to establish the allowance required takes into account the economic environment, accumulated experience, specific and general portfolio risks, as well as the regulations of the Brazilian Central Bank.

(c) Marketable securities and derivative financial instruments

Marketable securities

Marketable securities are classified into three categories accounted for as follows:

  Trading securities – acquired for trading purposes. They are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

  Securities available for sale – acquired as part of the strategy for the risk management of market risks. They are negotiated as a result of the changes in the interest rates, for changes in payment conditions or other factors. They are stated at cost plus accrued interest and adjusted to their fair value, with the related income recognized currently and unrealized gains and losses recorded as a separate component of stockholders’ equity, net of applicable taxes, in “Unrealized gains and losses – marketable securities and derivatives”. The realized gains and losses are recognized based on the applicable trade date in a contra account in the stockholders’ equity item.

  Securities held to maturity – marketable securities for which there is an intention and financial ability to hold them to maturity. They are held at cost plus accrued interest recognized currently in earnings.

Derivative financial instruments (assets and liabilities)

The derivative financial instruments are classified based on Management’s intent for hedging or non-hedging purposes.

•	Derivative financial instruments designed to hedge or to modify characteristics of financial assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at inception date and over the life of the contract; and (ii) are effective at reducing the risk associated with the exposure being hedged, are classified as hedges as follows:

	-	Fair value hedge. The financial assets and liabilities and the corresponding derivative financial instruments are accounted for at fair value and any offsetting gains or losses recognized currently in earnings; and

	-	Cash flow hedge. The effective hedge portion of financial assets and liabilities and the respective derivative financial instruments are accounted for at fair value and any unrealized gains and losses are recorded as a separate component of stockholders’ equity, net of applicable taxes, as “Unrealized gains and losses – marketable securities and derivatives”. The non-effective hedge portion, if any, is recognized currently in earnings.

•	Transactions involving derivative financial instruments to meet customer needs or for the bank’s own purposes that do not meet hedge accounting requirements established by the Brazilian Central Bank, primarily derivatives used to manage overall exposure, are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

(d) Prepaid expenses

It is composed by financial resources related to benefits or services that will be provided in the future. As from September 2006, that item also includes amounts paid for intangible assets related to customer relationship, previously classified as deferred charges (Note 9).

(e) Permanent assets

Investments, fixed assets and deferred charges are originally stated at cost.

Investments in subsidiary and associated companies are accounted for using the equity method of accounting (in the proportion of the ownership interest in the stockholders equity of the associated companies), as shown in Note 11. The effects in subsidiary and associated companies related to the valuation of marketable securities and derivatives, as mentioned above in item (c), are recognized by the controlling company so as to maintain the original accounting made by the subsidiary and associated companies.

Other investments consist, principally, of investments carried at cost, adjusted when applicable by an allowance for losses, and membership certificates of stock and commodities exchange adjusted to book equity values.

Goodwill relating to the acquisition of subsidiaries is being amortized over periods not exceeding five years (2005 - up to ten years) – see Note 11 (b). Upon the merger of the subsidiary company with the discontinuation or expiration of the acquired brand, the respective goodwill is amortized in full.

Depreciation of fixed assets is calculated on the straight-line method at the following annual rates: buildings in use - 4%; equipment in use - 10%; and communications, data processing, and transportation systems - 20%.

Deferred charges, composed substantially of leasehold improvements and software acquisition and development, are amortized over the term of the respective lease contracts or up to five years as from the beginning of their use.

(f) Current and long-term liabilities

These amounts include, when applicable, accrued interest and monetary and exchange rate variations, except for derivative financial instruments and liabilities subject to hedge, which are presented above in item (c).

(g) Contingent assets and liabilities and legal liabilities.

The recognition, measurement and disclosure of contingent assets and liabilities are made according to the criteria defined in Deliberation CVM n° 489 of 2005, which made obligatory the adoption of Statement NPC 22 of the Brazilian Institute of Accountants – IBRACON.

Contingent assets – Contingent assets are not recognized accounting, except upon evidence guaranteeing their realization.

Contingent liabilities – Contingent liabilities are recognized accounting, based on the opinion of Legal Counsel Advisers and the Administration, whenever a loss is considered as probable for judicial and administrative claims, which would cause a probable outflow of resources for the settlement of liabilities and when the amounts involved can be reasonably estimated.

Legal liabilities – Taxes and social security – result from obligations arising under legislation, independently from the probable outcome of litigation in progress, which have their full amount recognized accounting.

(h) Technical provisions for insurance, complementary pension plans and annuity products

The technical provisions are established in accordance with Resolution CNSP no. 120/04. In accordance with Resolution CNSP no. 61/01, an actuarial valuation is also performed on an annual basis and reported to the Superintendency of Private Insurance (SUSEP) with the respective actuarial report.

The provision for unearned premiums (PPNG) is established to cover claims to be incurred through the deferment of premium income over the related contract period according to the regulation of the Superintendency of Private Insurance - SUSEP. When the actuarial calculation determines a shortfall the provision for insufficient premiums (PIP) is increased.

The provision for payment of unsettled claims (PSL) is recorded to cover claims reported until the date of the calculation base, considering commitments assumed by the insurance company.

The provision for claims incurred but not yet reported (IBNR) is established based on the risk of incidents incurred but not yet reported until the reporting date and the amount is determined through actuarial calculation.

The mathematical provisions related to the free benefits generator plan (VGBL and PGBL) and comprise the amounts of the liabilities assumed under the form of survival insurance and are established based on the financial method determined in the contract under the responsibility of a legally qualified actuary. The mathematical provisions represent the present value of future benefits estimated based on actuarial methods and assumptions.

The mathematical provision for benefits to be granted represents the commitments assumed with participants, whose resting event and the Mathematical Provision for Benefits granted corresponds the value of commitments whose vesting event has not occurred has already occurred. Both provisions are calculated according to methodology approved in the Actuarial Note of the plan or product.

The financial expenses related to the technical provision are recorded as “Interest and monetary correction on technical provision for insurance, pension plans and annuity products”.

4. Short-Term Interbank Investments

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006
Securities purchased under resale agreement	11,299,448	14,512,414	11,378,854	14,515,133
Own position	9,074,099	9,050,235	9,153,505	9,052,954
- Treasury bills	7,567,829	6,198,876	7,637,439	6,198,876
- Treasury notes	780,125	1,931,040	780,125	1,931,040
- Other	726,145	920,319	735,941	923,038
Financial Position	2,225,349	5,169,087	2,225,349	5,169,087
- Treasury bills	2,075,327	3,668,721	2,075,327	3,668,721
- Other	150,022	1,500,366	150,022	1,500,366
Short Position	-	293,092	-	293,092
Interbank deposits	12,446,497	11,332,894	5,502,446	5,723,721
Foreign currency investments	108,218	22,888	108,218	22,888
Total	23,854,163	25,868,196	16,989,518	20,261,742
Current	22,591,203	24,597,283	15,778,555	19,192,247
Long-term	1,262,960	1,270,913	1,210,963	1,069,495

5. Marketable Securities and Derivative Financial Instruments

(a) The balances can be summarized as follows:

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
Marketable Securities	2007	2006	2007	2006
Trading assets	3,906,668	2,535,758	10,318,095	9,294,106
Available for sale	25,671,638	16,996,533	12,419,159	6,758,488
Held to maturity	1,584,913	1,731,638	2,856,181	3,072,082
Subtotal	31,163,219	21,263,929	25,593,435	19,124,676
Derivative financial instruments	1,050,635	952,920	1,076,223	980,380
Total	32,213,854	22,216,849	26,669,658	20,105,056
Current	12,632,945	5,005,432	19,358,267	12,283,077
Long-term	19,580,909	17,211,417	7,311,391	7,821,979

(b) Trading assets

				Unibanco

	March 31, 2007		December 31, 2006

	Amortized		Amortized
Issuer/T ype of investment	cost	Fair value	cost	Fair value
Federal government	3,466,698	3,483,860	1,741,841	1,760,674
Treasury bills	2,300,865	2,305,004	802,008	804,472
Financial treasury bills	210,823	210,792	207,003	206,959
Treasury notes	955,010	968,064	732,830	749,243
Brazilian sovereign bonds	-	-	358,366	356,679
Bank debt securities	72,983	73,243	74,928	75,375
Corporate debt securities	53,104	58,908	50,849	56,865
Debentures	53,104	58,908	50,849	56,865
Mutual funds	167,289	167,289	192,665	192,665
Other	119,514	123,368	91,583	93,500
Total	3,879,588	3,906,668	2,510,232	2,535,758

			Unibanco Consolidated

	March 31, 2007		December 31, 2006

	Amortized		Amortized
Issuer/T ype of investment	cost	Fair value	cost	Fair value
Federal government	7,391,215	7,445,189	6,194,838	6,242,132
Treasury bills	4,228,156	4,242,490	3,673,929	3,689,651
Financial treasury bills	525,316	525,475	686,979	687,097
Treasury notes	2,632,473	2,672,059	1,828,605	1,860,180
Other	5,270	5,165	5,325	5,204
Brazilian sovereign bonds	214,996	215,111	567,648	565,127
Bank debt securities	971,339	971,599	815,193	815,638
Eurobonds	122,569	122,829	96,766	97,211
Time deposits	848,770	848,770	718,427	718,427
Cor porate debt securities	351,651	356,143	345,071	349,782
Debentures	302,493	307,048	297,757	302,448
Eurobonds	49,158	49,095	47,314	47,334
Mutual funds	665 ,602	665,602	703,399	703,399
Other	635,476	664,451	589,881	618,028
Total	10,230,279	10,318,095	9,216,030	9,294,106

Trading securities are classified as current assets, regardless of their maturity dates, since these securities are actively and frequently traded.

(c) Securities available for sale

(i) By type:

	Unibanco

		March 31, 2007			December 31, 2006

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	6,163,469	(7,956)	6,155,513	2,115,039	(1,466)	2,113,573
Financial treasury bills	294,886	(37)	294,849	267,179	(65)	267,114
Treasury bills	5,676,536	3,450	5,679,986	1,347,704	6,809	1,354,513
Treasury notes	149,840	558	150,398	458,402	4,759	463,161
Treasury Bonds	3,297	(404)	2,893	3,591	(288)	3,303
Other	38,910	(11,523)	27,387	38,163	(12,681)	25,482
Foreign government	2,018,447	10,031	2,028,478	270,815	1,047	271,862
Brazilian sovereign bonds	1,324,070	57,734	1,381,804	1,475,769	33,675	1,509,444
Bank debt securities	14,160,082	965	14,161,047	11,346,073	1,166	11,347,239
Debentures, eurobonds and other	14,160,082	965	14,161,047	11,346,073	1,166	11,347,239
Corporate debt securities	1,872,600	47,740	1,920,340	1,714,104	14,168	1,728,272
Debentures, eurobonds and other	1,872,600	47,740	1,920,340	1,714,104	14,168	1,728,272
Mutual funds	10,094	-	10,094	10,643	-	10,643
Marketable equity securities	35,781	(21,419)	14,362	35,781	(20,281)	15,500
Total	25,584,543	87,095	25,671,638	16,968,224	28,309	16,996,533

					Unibanco Consolidated

		March 31, 2007			December 31, 2006

	Amortized	Fair value		Amortized	Fair value
Issuer/Type of investment	cost	adjustments	Fair value	cost	adjustments	Fair value
Federal government	6,533,989	(160)	6,533,829	2,570,031	12,255	2,582,286
Financial treasury bills	548,270	(35)	548,235	526,711	(22)	526,689
Treasury bills	5,705,045	3,751	5,708,796	1,347,704	6,809	1,354,513
Treasury notes	238,408	8,068	246,476	653,804	18,455	672,259
Treasury Bonds	3,297	(404)	2,893	3,591	(289)	3,302
Other	38,969	(11,540)	27,429	38,221	(12,698)	25,523
Foreign government	2,018,447	10,031	2,028,478	270,815	1,047	271,862
Brazilian sovereign bonds	1,324,070	57,734	1,381,804	1,475,769	33,675	1,509,444
Bank debt securities	304,388	938	305,326	291,049	1,169	292,218
Debentures, eurobonds and other	304,388	938	305,326	291,049	1,169	292,218
Corporate debt securities	2,087,600	(24,313)	2,063,287	1,948,726	(75,798)	1,872,928
Debentures, eurobonds and other	2,087,600	(24,313)	2,063,287	1,948,726	(75,798)	1,872,928
Mutual funds	19,382	-	19,382	16,850	-	16,850
Marketable equity securities	121,526	(34,473)	87,053	246,037	(33,137)	212,900
Total	12,409,402	9,757	12,419,159	6,819,277	(60,789)	6,758,488

(ii) By maturity:

				Unibanco

	March 31, 2007		December 31, 2006

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	312,288	315,333	232,090	225,870
Between 3 months and 1 year	7,307,387	7,321,960	1,240,036	1,230,165
Between 1 and 3 years	1,557,493	1,567,463	1,660,251	1,647,284
Between 3 and 5 years	587,074	618,019	901,503	949,175
Between 5 and 15 years	14,668,429	14,665,795	11,767,153	11,767,334
More than 15 years	1,105,997	1,158,612	1,120,767	1,150,562
No stated maturity (1)	45,875	24,456	46,424	26,143
Total	25,584,543	25,671,638	16,968,224	16,996,533

			Unibanco Consolidated

	March 31, 2007		December 31, 2006

	Amortized		Amortized
Maturity	cost	Fair value	cost	Fair value
Less than 3 months	469,742	398,307	439,185	342,967
Between 3months and 1 year	7,416,265	7,429,704	1,336,355	1,326,530
Between 1 and 3 years	1,746,941	1,758,514	1,793,769	1,780,782
Between 3 and 5 years	633,422	666,584	946,155	993,851
Between 5 and 15 years	883,770	887,053	803,180	806,646
More than 15 years	1,118,354	1,172,562	1,237,746	1,277,962
No stated maturity (1)	140,908	106,435	262,887	229,750
Total	12,409,402	12,419,159	6,819,277	6,758,488

(1) Refers to marketable equity securities and mutual funds.

(d) Securities held to maturity

(i) By type:

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006

Issuer/Type of investment				Amortized cost

Federal government	1,534	2,144	1,235,433	1,304,766
Treasury notes	1,259	1,849	1,212,653	1,202,774
Treasury bills	-	-	22,505	101,697
Other	275	295	275	295
Brazilian sovereign bonds	1,467,416	1,591,749	1,497,046	1,622,097
Bank debt securities	66,416	81,170	66,416	81,170
Eurobonds	66,416	81,170	66,416	81,170
Corporate debt securities	49,547	56,575	57,286	64,049
Debentures	-	-	7,739	7,473
Eurobonds and other	49,547	56,575	49,547	56,576
Total	1,584,913	1,731,638	2,856,181	3,072,082

The fair value of these securities was R$1,753,329 (December 31, 2006 - R$1,901,295) in Unibanco and R$3,165,566 (December 31, 2006 - R$3,330,577) in Unibanco Consolidated. The difference between the amortized cost and the fair value totaled R$168,416 (December 31, 2006 - R$169,657) in Unibanco and R$309,385 (December 31, 2006 - R$258,495) in Unibanco Consolidated and is represented mainly by bonds issued by the Brazilian federal government and Brazilian sovereign bonds.

(ii) By maturity:

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006

Maturity				Amortized cost

Less than 3 months	65,335	106,813	65,335	186,768
Between 3 months and 1 year	313,424	262,817	335,929	262,816
Between 1 and 3 years	243,755	354,699	244,033	378,302
Between 3 and 5 years	473,985	495,839	511,355	533,662
Between 5 and 15 years	488,268	511,318	1,104,945	1,109,470
More than 15 years	146	152	594,584	601,064
Total	1,584,913	1,731,638	2,856,181	3,072,082

(iii) Financial ability

Unibanco and its subsidiaries classified a portion of their portfolio as held to maturity using the maturities, interest rates (positive spread) and currency of their liability positions, as parameters to define the financial ability to hold the securities to maturity.

(e) Fair value determination

The fair value of marketable securities was based on an internal valuation model, which uses the average rate for the last business day of the year as informed by Stock Exchanges, trade associations and external entities.

(f) Derivative financial instruments

(i) The current notional and fair values of derivative financial instruments recorded in memorandum accounts, except for the option contracts, for which the notional exposure represents the premium paid/received and the exposure at fair value represents the amounts recorded in assets and liabilities accounts, are as follows:

						Unibanco

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	March 31,	December 31,	March 31,	March 31,	March 31,	December 31,
	2007	2006	2007	2007	2007	2006
Futures contracts	67,986,539	57,190,265	-	-	-	-
Purchase	34,058,420	32,372,006	-	-	-	-
Currencies	1,720,060	1,082,760	-	-	-	-
Interbank interest rate	32,263,503	31,245,173	-	-	-	-
Ot her	74,857	44,073	-	-	-	-
Sale	33,928,119	24,818,259	-	-	-	-
Currencies	3,001,587	1,894,602	-	-	-	-
Interbank interest rate	30,770,124	22,866,621	-	-	-	-
Other	156,408	57,036	-	-	-	-
Swap contracts	15,144,140	11,684,029	(710,199)	47,312	(662,887)	394,035
Assets	8,394,766	8,314,039	542,033	92,996	635,029	605,189
Currencies	1,686,927	162,573	15,591	16,878	32,469	30,376
Fixed interest rate	536,138	639,711	66,337	5,797	72,134	110,269
Interbank interest rate	3,702,507	4,753,918	410,409	29,990	440,399	381,731
Other	2,469,194	2,757,837	49,696	40,331	90,027	82,813
Liabilities	6,749,374	3,369,990	(1,252,232)	(45,684)	(1,297,916)	(211,154)
Currencies	3,231,860	1,365,110	(79,175)	(17,806)	(96,981)	(70,043)
Fixed interest rate	958,125	167,326	(900,455)	7,880	(892,575)	(76,082)
Interbank interest rate	2,236,608	1,280,580	(268,333)	(35,991)	(304,324)	(39,786)
Other	322,781	556,974	(4,269)	233	(4,036)	(25,243)
Third curve swap contracts	1,527,489	1,179,641	16,910	8,368	25,278	26,159
Assets	1,422,663	712,901	43,101	8,564	51,665	42,248
Currencies	1,218,657	249,414	34,834	4,439	39,273	15,863
Fixed interest rate	45,009	107,120	6,374	959	7,333	6,978
Interbank interest rate	158,997	356,367	1,893	3,166	5,059	19,407
Liabilities	104,826	466,740	(26,191)	(196)	(26,387)	(16,089)
Currencies	42,433	433,383	(549)	(275)	(824)	(10,894)
Fixed interest rate	44,000	26,572	(25,555)	76	(25,479)	(5,184)
Interbank interest rate	18,393	6,785	(87)	3	(84)	(11)
Forward contracts	3,669,381	2,837,341	(165,262)	(7,309)	(172,571)	(111,442)
Assets	845,962	522,896	86,542	(1,612)	84,930	73,170
Currencies	50,628	32,473	(136)	411	275	201
Fixed interest rate	795,334	459,259	52,773	(1,769)	51,004	41,817
Stocks	-	-	33,905	(254)	33,651	-
Other	-	31,164	-	-	-	31,152
Liabilities	2,823,419	2,314,445	(251,804)	(5,697)	(257,501)	(184,612)
Currencies	2,776,835	2,279,202	(218,239)	(4,525)	(222,764)	(152,828)
Fixed interest rate	12,913	35,243	106	(154)	(48)	(655)
Stocks	33,671	-	(33,671)	(1,018)	(34,689)	-
Other	-	-	-	-	-	(31,129)
Option contracts	147,491,628	173,453,432	(68,934)	14,511	(54,423)	(71,931)
Purchased options	72,325,683	96,517,319	380,774	(124,513)	256,261	222,433
Purchase of purchased options	59,408,412	81,671,606	313,276	(150,296)	162,980	133,985
Currencies	10,070,888	16,172,175	98,083	(31,041)	67,042	63,460
Fixed interest rate	49,116,185	65,482,802	183,746	(124,800)	58,946	53,897
Stocks	25,039	16,629	19,609	5,430	25,039	16,628
Other	196,300	-	11,838	115	11,953	-
Purchase of sold option	12,917,271	14,845,713	67,498	25,783	93,281	88,448
Currencies	2,094,129	1,202,500	11,492	6,127	17,619	17,852
Fixed interest rate	10,634,880	13,604,298	48,273	23,785	72,058	69,145
Stocks	2,362	38,915	4,336	(1,974)	2,362	1,451
Other	185,900	-	3,397	(2,155)	1,242	-
Sale position	75,165,945	76,936,113	(449,708)	139,024	(310,684)	(294,364)
Sale of purchase doptions	43,981,880	42,215,031	(351,328)	184,726	(166,602)	(94,002)
Currencies	5,798,291	4,329,393	(147,356)	66,011	(81,345)	(28,789)
Interbank interest rate	38,002,570	37,867,123	(175,594)	121,473	(54,121)	(46,698)
Stocks	22,219	18,515	(18,031)	(4,188)	(22,219)	(18,515)
Other	158,800	-	(10,347)	1,430	(8,917)	-
Sale of sold option	31,184,065	34,721,082	(98,380)	(45,702)	(144,082)	(200,362)
Currencies	4,535,830	4,857,554	(18,996)	(26,436)	(45,432)	(34,176)
Interbank interest rate	26,466,575	29,861,190	(70,581)	(22,991)	(93,572)	(163,848)
Stocks	2,660	2,338	(5,330)	2,670	(2,660)	(2,338)
Other	179,000	-	(3,473)	1,055	(2,418)	-
Other derivative financial
instruments (*)	2,032,770	473,794	(6,802)	631	(6,171)	(2,191)
Assets position	1,327,965	329,051	23,573	(823)	22,750	9,880
Liabilities position	704,805	144,743	(30,375)	1,454	(28,921)	(12,071)
		Assets	1,076,023	(25,388)	1,050,635	952,920
		Liabilities	(2,010,310)	88,901	(1,921,409)	(718,290)

___________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

					Unibanco Consolidated

			Amortized	Fair value
	Notional value		cost	adjustment	Fair value

	March 31,	December 31,	March 31,	March 31,	March 31,	December 31,
	2007	2006	2007	2007	2007	2006
Futures contracts	71,503,332	57,190,265	-	-	-	-
Purchase	34,321,143	32,372,006	-	-	-	-
Currencies	1,720,060	1,082,760	-	-	-	-
Interbank interest rate	32,526,226	31,245,173	-	-	-	-
Other	74,857	44,073	-	-	-	-
Sale	37,182,189	24,818,259	-	-	-	-
Currencies	3,001,587	1,894,602	-	-	-	-
Interbank interest rate	34,024,194	22,866,621	-	-	-	-
Other	156,408	57,036	-	-	-	-
Swap contracts	15,100,045	11,572,669	(705,522)	45,376	(660,146)	393,782
Assets	8,330,671	8,214,787	546,743	91,060	637,803	604,935
Currencies	1,686,927	162,573	15,591	16,878	32,469	30,376
Fixed interest rate	440,008	496,316	63,328	3,860	67,188	104,230
Interbank interest rate	3,732,272	4,783,683	418,076	29,990	448,066	387,501
Other	2,471,464	2,772,215	49,748	40,332	90,080	82,828
Liabilities	6,769,374	3,357,882	(1,252,265)	(45,684)	(1,297,949)	(211,153)
Currencies	3,231,860	1,365,110	(79,175)	(17,806)	(96,981)	(70,042)
Fixed interest rate	958,125	167,326	(900,456)	7,880	(892,576)	(76,082)
Interbank interest rate	2,256,608	1,280,580	(268,365)	(35,991)	(304,356)	(39,786)
Other	322,781	544,866	(4,269)	233	(4,036)	(25,243)
Third curve swap contracts	1,527,489	1,179,641	16,910	8,368	25,278	26,159
Assets	1,422,663	712,901	43,101	8,564	51,665	42,248
Currencies	1,218,657	249,414	34,834	4,439	39,273	15,863
Fixed interest rate	45,009	107,120	6,374	959	7,333	6,978
Interbank interest rate	158,997	356,367	1,893	3,166	5,059	19,407
Liabilities	104,826	466,740	(26,191)	(196)	(26,387)	(16,089)
Currencies	42,433	433,383	(549)	(275)	(824)	(10,894)
Fixed interest rate	44,000	26,572	(25,555)	76	(25,479)	(5,184)
Interbank interest rate	18,393	6,785	(87)	3	(84)	(11)
Forward contracts	3,429,011	2,809,966	(156,151)	(5,522)	(161,673)	(95,703)
Assets	593,332	483,469	107,688	56	107,744	100,884
Currencies	50,628	32,473	(136)	411	275	201
Fixed int erest rate	542,704	419,832	61,801	(106)	61,695	57,763
Stocks	-	31,164	-	-	-	42,920
Other	-	-	46,023	(249)	45,774	-
Liabilities	2,835,679	2,326,497	(263,839)	(5,578)	(269,417)	(196,587)
Currencies	2,776,835	2,279,202	(218,238)	(4,525)	(222,763)	(152,828)
Fixed interest rate	12,913	35,243	105	(154)	(49)	(656)
Stocks	-	12,052	-	-	-	(43,103)
Other	45,931	-	(45,706)	(899)	(46,605)	-
Option contracts	147,491,628	173,453,432	(68,934)	14,511	(54,423)	(71,931)
Purchased options	72,325,683	96,517,319	380,774	(124,513)	256,261	222,433
Purchase of purchased options	59,408,412	81,671,606	313,276	(150,296)	162,980	133,985
Currencies	10,070,888	16,172,175	98,083	(31,041)	67,042	63,460
Fixed interest rate	49,116,185	65,482,802	183,746	(124,800)	58,946	53,897
Stocks	25,039	16,629	19,609	5,430	25,039	16,628
Other	196,300	-	11,838	115	11,953	-
Purchase of sold option	12,917,271	14,845,713	67,498	25,783	93,281	88,448
Currencies	2,094,129	1,202,500	11,492	6,127	17,619	17,852
Fixed interest rate	10,634,880	13,604,298	48,273	23,785	72,058	69,145
Stocks	2,362	38,915	4,336	(1,974)	2,362	1,451
Other	185,900	-	3,397	(2,155)	1,242	-
Sale position	75,165,945	76,936,113	(449,708)	139,024	(310,684)	(294,364)
Sale of purchased options	43,981,880	42,215,031	(351,328)	184,726	(166,602)	(94,002)
Currencies	5,798,291	4,329,393	(147,356)	66,011	(81,345)	(28,789)
Interbank interest rate	38,002,570	37,867,123	(175,594)	121,473	(54,121)	(46,698)
Stocks	22,219	18,515	(18,031)	(4,188)	(22,219)	(18,515)
Other	158,800	-	(10,347)	1,430	(8,917)	-
Sale of sold option	31,184,065	34,721,082	(98,380)	(45,702)	(144,082)	(200,362)
Currencies	4,535,830	4,857,554	(18,996)	(26,436)	(45,432)	(34,176)
Interbank interest rate	26,466,575	29,861,190	(70,581)	(22,991)	(93,572)	(163,848)
Stocks	2,660	2,338	(5,330)	2,670	(2,660)	(2,338)
Other	179,000	-	(3,473)	1,055	(2,418)	-
Other derivative financial
instruments (*)	2,032,770	473,794	(6,802)	631	(6,171)	(2,191)
Assets position	1,327,965	329,051	23,573	(823)	22,750	9,880
Liabilities position	704,805	144,743	(30,375)	1,454	(28,921)	(12,071)
		Assets	1,101,879	(25,656)	1,076,223	980,380
		Liabilities	(2,022,378)	89,020	(1,933,358)	(730,264)

___________________
(*) Include, basically, contracts of Forwards - Non Deliverable Forward (NDFs) - and Future T-Bill.

(ii) Nominal value by maturity and type, are as follows:

					Unibanco

				March 31, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	9,286,079	42,227,075	15,721,588	751,797	67,986,539
Swap contracts	3,422,906	5,834,332	3,596,453	2,290,449	15,144,140
Third curve swap contracts	886,305	368,910	214,536	57,738	1,527,489
Forward contracts	1,134,788	2,137,220	375,297	22,076	3,669,381
Option contracts
Purchased position	9,400,108	46,575,275	16,350,300	-	72,325,683
Sale position	3,494,506	49,798,739	21,872,700	-	75,165,945
Other financial instruments
derivative	536,843	1,466,064	11,822	18,041	2,032,770

				Unibanco Consolidated

				March 31, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Future contracts	9,430,632	43,643,092	17,648,515	781,093	71,503,332
Swap contracts	3,385,519	5,800,650	3,601,769	2,312,107	15,100,045
Third curve swap contracts	886,305	368,910	214,536	57,738	1,527,489
Forward contracts	1,162,137	1,869,501	375,297	22,076	3,429,011
Option contracts
Purchased position	9,400,108	46,575,275	16,350,300	-	72,325,683
Sale position	3,494,506	49,798,739	21,872,700	-	75,165,945
Other financial instruments
derivative	536,843	1,466,064	11,822	18,041	2,032,770

(iii) Nominal value by trade location:

				Unibanco

				March 31, 2007

		CETIP /
		Over the
Contracts	BM&F	counter (1)	Bovespa	Total
Future contracts	67,986,539	-	-	67,986,539
Swap contracts	3,137,203	12,006,937	-	15,144,140
Third curve swap contracts	-	1,527,489	-	1,527,489
Forward contracts	-	3,635,710	33,671	3,669,381
Option contracts
Purchased position	72,218,967	79,314	27,402	72,325,683
Sale position	74,466,056	675,009	24,880	75,165,945
Other financial instruments
derivative	37,823	1,994,947	-	2,032,770

			Unibanco Consolidated

				March 31, 2007

		CETIP /
		Over the
Contracts	BM&F	counter (1)	Bovespa	Total
Future contracts	71,503,332	-	-	71,503,332
Swap contracts	3,189,238	11,910,807	-	15,100,045
Third curve swap contracts	-	1,527,489	-	1,527,489
Forward contracts	-	3,362,908	66,103	3,429,011
Option contracts
Purchased position	72,218,967	79,314	27,402	72,325,683
Sale position	74,466,056	675,009	24,880	75,165,945
Other financial instruments
derivative	37,823	1,994,947	-	2,032,770
____________________
(1) CETIP (Clearing House for Custody and Financial Settlement of Securities).

The amounts pledged to guarantee BM&F transactions were R$1,410 (December 31, 2006 - R$5,379) in Unibanco and R$130,721 (December 31, 2006 - R$116,003) in Unibanco Consolidated and are comprised by federal government securities.

(iv) The maturities and types of derivative financial instruments recorded in balance sheet accounts are as follows:

					Unibanco

				March 31, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	80,847	241,034	165,735	147,413	635,029
Third curve swap contracts	40,511	8,221	1,983	950	51,665
Forward contracts	58,204	25,948	694	84	84,930
Option contracts
Purchased position	55,562	155,881	44,818	-	256,261
Other financial instruments
derivative	8,425	11,136	540	2,649	22,750
Total	243,549	442,220	213,770	151,096	1,050,635

Liabilities
Swap contracts	(110,620)	(1,130,478)	(32,803)	(24,015)	(1,297,916)
Third curve swap contracts	(21,224)	(5,163)	-	-	(26,387)
Forward contracts	(104,549)	(117,583)	(33,706)	(1,663)	(257,501)
Option contracts
Sale position	(71,689)	(165,111)	(73,884)	-	(310,684)
Other financial instruments
derivative	(1,566)	(26,116)	(143)	(1,096)	(28,921)
Total	(309,648)	(1,444,451)	(140,536)	(26,774)	(1,921,409)

				Unibanco Consolidated

				March 31, 2007

		Between	Between
	Less than	3 months	1 and 3	More than
Contracts	3 months	and 1 year	years	3 years	Total
Assets
Swap contracts	79,716	238,046	167,112	152,929	637,803
Third curve swap contracts	40,511	8,221	1,983	950	51,665
Forward contracts	85,268	21,696	694	86	107,744
Option contracts
Purchased position	55,563	155,880	44,818	-	256,261
Other financial instruments
derivative	8,425	11,136	540	2,649	22,750
Total	269,483	434,979	215,147	156,614	1,076,223

Liabilities
Swap contracts	(110,621)	(1,130,509)	(32,803)	(24,016)	(1,297,949)
Third curve swap contracts	(21,224)	(5,163)	-	-	(26,387)
Forward contracts	(116,467)	(117,582)	(33,706)	(1,662)	(269,417)
Option contracts
Sale position	(71,688)	(165,112)	(73,884)	-	(310,684)
Other financial instruments
derivative	(1,566)	(26,116)	(143)	(1,096)	(28,921)
Total	(321,566)	(1,444,482)	(140,536)	(26,774)	(1,933,358)

(v) Hedge Account

(a) On March 31, 2007, there were derivative financial instruments recognized as cash flow hedges accounted for at fair value and associated to the US dollar fluctuations and indexed to interbank interest rate (CDI) represented by future transactions of R$8,650,951 (December 31, 2006 -R$11,744,848) in Unibanco and in Unibanco Consolidated, swap contracts in the amount of R$1,790,120 (December 31, 2006 - R$1,079,048) in Unibanco and in Unibanco Consolidated and forward transactions in the amount of R$230,047 (December 31, 2006 – R$115,592) in Unibanco and Unibanco Consolidated. These contracts presented for the quarter, a loss net of applicable taxes and minority interest, in the amount of R$7,522 (December 31, 2006 – R$29,268) in Unibanco and R$7,533 (December 31, 2006 - R$29,240) in Unibanco Consolidated, which were recorded in “Unrealized gains or losses – marketable securities and derivatives”. The hedges as of March 31, 2007, were undertaken in accordance with the standards established by the Brazilian Central Bank.

The transactions shown above do not represent Unibanco’s total exposure to market, currency and interest rate risks since they only consider the derivative financial instruments.

(b) The swap transactions associated with funding and/or asset operations in the amount of R$1,769,114 in Unibanco and in Unibanco Consolidated are recorded at current notional value, adjusted in accordance with the index variation occurred (“carrying amount”), and are not adjusted to their fair value.

6. Lending, Leasing and Other Credits Portfolio and Allowance for Credit Losses

(a) Components of the operations portfolio by type and by maturity:

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006
By type
Discounted loans and notes	18,349,128	17,377,986	19,300,419	18,458,072
Financing	10,455,576	10,614,885	12,557,670	12,918,412
Agricultural	1,453,907	1,320,626	1,453,907	1,320,626
Real estate loans	1,540,971	1,473,440	1,544,973	1,476,306
Credit card	-	-	4,357,002	4,250,520
Total lending operations	31,799,582	30,786,937	39,213,971	38,423,936

Leasing operations	81,900	87,778	2,533,016	1,951,404
Advances on exchange contracts (1)	1,422,428	1,030,632	1,422,428	1,030,632
Total leasing operations and
advances on exchange contracts	1,504,328	1,118,410	3,955,444	2,982,036

Guarantees honored	38,281	4,148	38,281	4,148
Other receivables (2)	443,400	527,092	3,793,220	3,950,597
Total other credits	481,681	531,240	3,831,501	3,954,745

Total risk	33,785,591	32,436,587	47,000,916	45,360,717

By maturity
Past-due for more than 15 days (Note 6 (d))	835,259	881,005	2,208,666	2,137,266
Falling due:
Less than 3 months (3)	11,312,409	10,626,053	18,044,013	17,413,511
Between 3 months and 1 year	8,712,124	8,557,453	11,651,173	11,489,843
Between 1 and 3 years	8,477,730	8,003,411	10,276,824	9,628,834
More than 3 years	4,448,069	4,368,665	4,820,240	4,691,263
Total risk	33,785,591	32,436,587	47,000,916	45,360,717
____________________
(1)	Recorded in “Other liabilities” – “Foreign exchange portfolio”. (See Note 7 (a))
(2)	Other credits refer, substantially, to receivables from purchase of assets, notes and credits receivable, insurance premium and receivables from credit card operations (with attributes of lending).
(3)	Include 14 days past-due amounts.

(b) Components of lending, leasing and other credits by business activity:

				Unibanco

	March 31, 2007		December 31, 2006

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,375,561	10.0	3,321,145	10.2
Paper, pulp and wood products	1,327,897	3.9	1,430,332	4.4
Food, beverages and tobacco	2,047,005	6.1	1,937,845	6.0
Automotive industry	692,890	2.1	1,245,661	3.8
Chemical and pharmaceutical	824,150	2.4	745,995	2.3
Production of machines and equipment	699,673	2.1	633,872	2.0
Basic metal industries	1,143,422	3.4	1,228,039	3.8
Extractive	786,934	2.3	738,250	2.3
Textiles, clothing and leather goods	446,919	1.3	349,979	1.1
Petroleum	469,997	1.4	420,867	1.3
Electronic and communications equipment	235,055	0.7	200,470	0.6
Eletric and electronic	158,093	0.5	215,992	0.7
Rubber and plastic	264,808	0.8	215,622	0.7
Production of metal goods	251,251	0.7	271,747	0.8
Other manufacturing industries	50,152	0.1	8,828	-
Subtotal	12,773,807	37.8	12,964,644	40.0
Retailers
Retail	3,278,772	9.7	3,033,677	9.4
Wholesale	2,398,729	7.1	2,120,859	6.5
Subtotal	5,677,501	16.8	5,154,536	15.9
Financial service
Financial companies	1,867,877	5.5	1,507,265	4.6
Insurance companies and private pension funds	1,796	-	72,780	0.2
Subtotal	1,869,673	5.5	1,580,045	4.8
Residential construction loans	552,679	1.6	467,846	1.4
Other services
Transportation	1,662,139	4.9	1,387,350	4.3
Post office and telecommunications	804,838	2.4	927,181	2.9
Agricultural	284,577	0.8	318,302	1.0
Construction	514,089	1.5	494,292	1.5
Real estate services	367,594	1.1	326,584	1.0
Association activities	120,803	0.4	94,555	0.3
Health and social services	169,070	0.5	167,640	0.5
Education	191,367	0.6	132,926	0.4
Lodging and catering services	95,960	0.3	103,831	0.3
Cultural, sports and leisure activities	104,781	0.3	33,670	0.1
Other services	1,001,355	3.0	940,582	2.9
Subtotal	5,316,573	15.8	4,926,913	15.2
Agriculture, livestock, forestry
and fishing	1,066,324	3.2	1,064,215	3.3
Individual
Consumer loans	5,130,198	15.2	4,987,251	15.4
Residential mortgage loans	1,011,253	3.0	1,034,726	3.5
Other	387,583	1.1	256,411	0.5
Subtotal	6,529,034	19.3	6,278,388	19.4
Total	33,785,591	100.0	32,436,587	100.0

			Unibanco Consolidated

	March 31, 2007		December 31, 2006

		% of total		% of total
	Value	distribution	Value	distribution
Manufacturing
Electricity, gas and water	3,445,592	7.3	3,391,699	7.5
Paper, pulp and wood products	1,373,750	2.9	1,478,155	3.3
Food, beverages and tobacco	2,123,237	4.5	2,012,461	4.4
Automotive industry	712,438	1.5	1,276,913	2.8
C hemical and pharmaceutical	854,086	1.8	772,551	1.7
Production of machines and equipment	718,230	1.5	651,512	1.4
Basic metal industries	1,164,228	2.5	1,283,355	2.8
Extractive	822,140	1.8	769,603	1.7
Textiles, clothing and leather goods	468,228	1.0	371,289	0.8
Petroleum	517,027	1.1	468,446	1.0
Electronic and communications equipment	241,761	0.5	206,749	0.5
Eletric and electronic	165,234	0.4	224,436	0.5
Rubber and plastic	287,413	0.6	237,851	0.5
Production of metal goods	264,744	0.6	285,886	0.6
Other manufacturing industries	51,782	0.1	9,306	-
Subtotal	13,209,890	28.1	13,440,212	29.5
Retailers
Retail	3,512,779	7.5	3,261,878	7.2
Wholesale	2,586,599	5.5	2,285,728	5.0
Subtotal	6,099,378	13.0	5,547,606	12.2
Financial service
Financial companies	1,838,671	3.9	1,467,069	3.2
Insurance companies and private pension funds	3,366	-	74,592	0.2
Subtotal	1,842,037	3.9	1,541,661	3.4
Residential construction loans	570,266	1.2	485,499	1.1
Other services
Post office and telecommunications	824,954	1.8	949,940	2.1
Transportation	2,792,174	6.0	2,465,821	5.4
Agricultural	318,001	0.7	360,084	0.8
C onstruction	582,435	1.2	568,900	1.3
Real estate services	456,387	1.0	419,305	0.9
Association activities	141,437	0.3	116,757	0.3
Health and social services	201,316	0.4	196,583	0.4
Education	114,501	0.2	123,710	0.3
Lodging and catering services	209,287	0.4	149,994	0.3
C ultural, sports and leisure activities	109,928	0.2	37,589	0.1
Other services	1,358,809	2.9	1,331,076	2.9
Subtotal	7,109,229	15.1	6,719,759	14.8
Agriculture, livestock, forestry
and fishing	1,066,324	2.3	1,064,215	2.4
Individual
C onsumer loans	7,807,225	16.6	7,664,310	16.9
C redit card	6,566,130	14.0	6,709,782	14.8
Residential mortgage loans	1,018,932	2.2	1,041,855	2.3
Lease financing	1,323,922	2.8	889,407	2.0
Other	387,583	0.8	256,411	0.6
Subtotal	17,103,792	36.4	16,561,765	36.6
Total	47,000,916	100.0	45,360,717	100.0

(c) Concentration of lending, leasing and other credits:

				Unibanco

	March 31, 2007		December 31, 2006

Largest clients	Value	% total	Value	% total
10 largest clients	3,733,961	11.0	3,853,615	11.9
50 next largest clients	6,514,682	19.3	6,502,862	20.0
100 next largest clients	5,062,016	15.0	4,711,939	14.5
Other clients	18,474,932	54.7	17,368,171	53.6
Total	33,785,591	100.0	32,436,587	100.0

			Unibanco Consolidated

	March 31, 2007		December 31, 2006

Largest clients	Value	% total	Value	% total
10 largest clients	3,733,961	7.9	3,853,615	8.5
50 next largest clients	6,514,682	13.9	6,502,862	14.3
100 next largest clients	5,035,033	10.7	4,677,460	10.3
Other clients	31,717,240	67.5	30,326,780	66.9
Total	47,000,916	100.0	45,360,717	100.0

(d) Components of lending, leasing and other credits and allowance for losses by risk level:

								Unibanco

							March 31, 2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	15,918,476	-	-	15,918,476	47.1	71,657	0.5
A	0.5	12,151,224	-	-	12,151,224	36.0	107,067	0.9
B	1.0	2,799,519	189,900	59,300	3,048,719	9.0	88,890	2.9
C	3.0	829,223	236,566	87,735	1,153,524	3.4	137,275	11.9
D	10.0	185,837	120,312	58,562	364,711	1.1	139,590	38.3
E	30.0	33,712	75,510	46,192	155,414	0.5	97,546	62.8
F	50.0	25,488	67,861	85,559	178,908	0.5	140,048	78.3
G	70.0	11,328	57,048	70,906	139,282	0.4	133,320	95.7
H	100.0	35,780	212,548	427,005	675,333	2.0	675,333	100.0
Total		31,990,587	959,745	835,259	33,785,591	100.0	1,590,726
% of total risk							4.7%

								Unibanco

							December 31, 2006

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	15,408,151	-	-	15,408,151	47.5	80,205	0.5
A	0.5	11,179,953	-	-	11,179,953	34.5	99,152	0.9
B	1.0	2,879,484	193,464	46,947	3,119,895	9.6	93,737	3.0
C	3.0	911,772	206,697	67,841	1,186,310	3.7	142,202	12.0
D	10.0	107,424	121,270	141,067	369,761	1.1	140,509	38.0
E	30.0	35,346	77,846	55,243	168,435	0.5	104,061	61.8
F	50.0	26,569	85,617	56,049	168,235	0.5	131,223	78.0
G	70.0	10,279	53,579	57,636	121,494	0.4	115,433	95.0
H	100.0	38,195	219,936	456,222	714,353	2.2	714,353	100.0
Total		30,597,173	958,409	881,005	32,436,587	100.0	1,620,875
% of total risk							5.0%

							Unibanco Consolidated

							March 31, 2007

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	19,935,660	-	-	19,935,660	42.4	71,734	0.4
A	0.5	18,617,296	-	-	18,617,296	39.6	140,500	0.8
B	1.0	2,982,147	355,197	224,467	3,561,811	7.6	95,420	2.7
C	3.0	1,344,535	371,030	251,337	1,966,902	4.2	168,956	8.6
D	10.0	230,544	188,198	199,638	618,380	1.3	180,634	29.2
E	30.0	67,832	112,566	155,119	335,517	0.7	168,329	50.2
F	50.0	49,955	88,761	184,596	323,312	0.7	226,362	70.0
G	70.0	28,906	71,250	167,727	267,883	0.6	245,490	91.6
H	100.0	89,136	259,237	1,025,782	1,374,155	2.9	1,374,155	100.0
Total		43,346,011	1,446,239	2,208,666	47,000,916	100.00	2,671,580
% of total risk							5.7%

							Unibanco Consolidated

							December 31, 2006

	%		Past due credits

Risk	allowance	Current	Falling due	Overdue	Total	Distribution	Total	% effective
level	required	credits	installments	installments (1)	credits	% of total	allowance	allowance
AA	-	19,393,086	-	-	19,393,086	42.8	80,325	0.4
A	0.5	17,559,022	-	-	17,559,022	38.7	132,258	0.8
B	1.0	3,073,011	328,047	183,406	3,584,464	7.9	99,450	2.8
C	3.0	1,416,641	309,608	197,621	1,923,870	4.2	173,569	9.0
D	10.0	160,083	167,108	258,514	585,705	1.3	174,139	29.7
E	30.0	79,372	106,349	172,179	357,900	0.8	178,645	49.9
F	50.0	56,863	103,173	163,634	323,670	0.7	223,990	69.2
G	70.0	31,606	66,477	151,320	249,403	0.5	220,466	88.4
H	100.0	99,505	273,500	1,010,592	1,383,597	3.1	1,383,597	100.0
Total		41,869,189	1,354,262	2,137,266	45,360,717	100.0	2,666,439
% of total risk							5.9%
____________________
(1) Include past-due for more than 15 days.

The allowance for credit losses is recorded in accordance with Resolution 2682 of the Brazilian National Monetary Council. The minimum allowance for each level is used as a general rule, however, based on the judgment and experience of management, higher percentages are used within each level in order to assess the risk of certain clients, operations or portfolios more accurately.

(e) The balance of renegotiated transactions with clients as established in Resolution 2,682 of the Brazilian National Monetary Council totaled R$650,963 (December 31, 2006 - R$881,530) in Unibanco and R$996,945 (December 31, 2006 - R$1,124,940) in Unibanco Consolidated. These transactions relate to the active portfolio and credits written off, and were recognized in a manner which maintain the risk assessment and the provision for losses existing prior to renegotiation. These transactions will have a lower risk classification only after the collection of a significant portion of the renegotiated debt.

(f) Changes in the allowance for credit losses during the quarter:

		Unibanco	Unibanco Consolidated

			Quarter ended March 31,

	2007	2006	2007	2006
Balance at the beginning of the quarter	1,620,875	1,377,706	2,666,439	2,060,614
Increases	248,414	252,287	524,232	642,445
Loan charge-offs	(278,563)	(165,290)	(519,091)	(488,865)
Balance at the end of the quarter	1,590,726	1,464,703	2,671,580	2,214,194

Loan recoveries (1)	14,746	10,390	30,401	34,316
___________________
(1) Loan recoveries were recorded as revenue from “Lending operations” and “Leasing operations”.

7. Foreign Exchange Portfolio

(a) Balance sheet

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006
Assets - Other credits
Unsettled exchange purchases	4,830,351	2,172,585	4,830,351	2,172,585
Rights on foreign exchange sold	4,195,222	1,508,330	4,195,222	1,508,330
(-) Received advances	(127,547)	(251,516)	(127,547)	(251,516)
Income receivable from advances on exchange
contracts	18,057	21,151	18,057	21,151
Other	-	66	-	66
Total	8,916,083	3,450,616	8,916,083	3,450,616
Liabilities - Other liabilities
Unsettled exchange sales	4,148,096	1,500,811	4,148,096	1,500,811
Obligations for foreign exchange purchased	4,933,988	2,125,044	4,933,988	2,125,044
(-) Advances on exchange contracts	(1,422,428)	(1,030,632)	(1,422,428)	(1,030,632)
Other	343	448	343	448
Total	7,659,999	2,595,671	7,659,999	2,595,671

Off-balance sheet
Import credits outstanding	127,960	116,230	135,200	124,702
Confirmed export credits	11,924	8,775	11,924	9,081

(b) Statement of income

		Unibanco	Unibanco Consolidated

			Quarter ended March 31,

	2007	2006	2007	2006
Income from foreign exchange transactions	559,282	919,510	589,737	962,871
Ex penses from foreign exchange transactions	(431,257)	(917,449)	(460,713)	(960,400)
Net gain on foreign exchange transactions	128,025	2,061	129,024	2,471

8. Other Credits - Sundry

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006
Escrow deposits for civil and labor suits (1)	817,058	816,479	2,096,199	2,081,311
Notes and credits receivable	546,766	552,002	750,932	695,234
Accounts receivable from Temporary Special
Administration Regime	239,898	241,068	239,898	241,068
Salary advances and other	54,901	101,098	56,973	109,325
Receivables from purchase of assets	14,016	20,111	60,142	92,702
Accounts receivable from subsidiaries	28,501	27,411	-	-
Other	153,098	305,944	500,740	554,733
Total	1,854,238	2,064,113	3,704,884	3,774,373
Current	428,998	502,030	917,791	812,870
Long-term	1,425,240	1,562,083	2,787,093	2,961,503
____________________
(1) Substantially related to litigations (Note 14)

9. Prepaid Expenses

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006
C ommissions on debt placements and products	250,380	225,353	478,126	449,006
Exclusiving contracts for banking services	158,847	149,343	451,176	441,736
Advance of private pension’s sponsor contributions	199,103	198,544	206,837	205,584
Others	56,140	34,669	81,968	61,131
Total	664,470	607,909	1,218,107	1,157,457
Current	247,258	226,934	581,014	554,164
Long-term	417,212	380,975	637,093	603,293

10. Foreign Branches

As mentioned in Note 2, the quarterly information of foreign branches (Grand Cayman and Nassau) are consolidated with those of Unibanco.

The balances of these branches can be summarized as follows:

	March 31, 2007		December 31, 2006

	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
C urrent assets	4,081,239	8,368,172	3,559,698	7,610,634
Long-term assets	3,057,290	6,268,668	2,968,726	6,347,136
Permanent assets	66,328	135,999	65,443	139,917
Total assets	7,204,857	14,772,839	6,593,867	14,097,687

C urrent liabilities	4,195,619	8,602,697	3,611,241	7,720,833
Long-term liabilities	2,544,768	5,217,792	2,520,491	5,388,809
Deferred income	34	71	120	256
Branch equity	464,436	952,279	462,015	987,789
Total liabilities	7,204,857	14,772,839	6,593,867	14,097,687

			Quarter ended March 31,

		2007		2006

	US$	R$	US$	R$
	thousand	thousand	thousand	thousand
Net income for the quarter	19,448	39,877	44,895	97,530

11. Investments

(a) Investments in subsidiary and associated companies

Results of investments in subsidiary and associated companies were recorded as “Equity in the results of subsidiary companies” in the statement of income. The foreign branches’ and subsidiary companies’ exchange losses in the amount of R$171,751 (March 31, 2006 – R$83,487) in Unibanco and in Unibanco Consolidated, were recognized as “Other operating expenses”. The investments in subsidiary and associated companies and the major transactions relating to investments in subsidiary and associated companies, were as follows:

	Number of shares or
	quotas
	(in thousands)		Percentage holding (%)		Adjusted	Investment amount		Adjusted	Equity in results

	direct and indirect			Unibanco	Stockholders	March 31,	December 31,	Net income	Adjustments (1)

	Common	Preferred	Unibanco	Consolidated	Equity	2007	2006	(loss)	2007	2006
Investments of Unibanco

Subsidiary companes
Unipart Participações
Internacionais Ltd. (2)	3,570	-	100.000	100.000	3,032,467	3,032,467	2,542,123	82,555	82,555	46,461
Banco Fininvest S.A. (5)	8	2	99.991	100.000	1,538,275	1,538,275	1,507,251	31,034	31,034	802
Unicard Banco Múltiplo S.A.	147,432,552	91,811,816	100.000	100.000	1,258,325	1,258,325	1,187,937	70,396	70,396	107,852
Unibanco AIG Seguros S.A.	345,014	188,814	49.902	49.902	1,493,174	745,126	728,249	66,336	33,053	51,085
Fininvest Negócios de
Varejo Ltda. (4)	63,786,483	-	95.302	100.000	635,485	605,632	609,671	(4,233)	(4,034)	-
Banco Dibens S.A. (7)	20,085,509	-	99.999	100.000	487,102	487,102	477,788	9,314	9,314	(257)
Unibanco Companhia de
Capitalização	4,194	-	99.999	100.000	420,952	420,952	397,753	23,199	23,199	22,204
Dibens Leasing S.A. –
Arrendamento Mercantil (9)	228,618	-	99.999	99.999	1,047,902	1,047,902	337,829	110,068	110,068	4,231
Banco Único S.A.	2,768,397	2,768,397	100.000	100.000	274,939	270,234	270,314	4,625	4,625	5,853
Interbanco S.A.	20,000	-	99.996	99.999	156,512	156,510	140,950	18,378	18,116	11,657
Unibanco Investshop Corretora
de Valores Mobiliários e
Câmbio S.A.	4,955	4,955	100.000	100.000	117,630	117,630	112,202	5,418	5,418	4,106
AIG Brasil Companhia de
Seguros	54,214	-	49.999	49.999	82,419	41,208	39,807	2,350	1,175	569
Unibanco Negócios
Imobiliários Ltda.	55,664	-	99.999	100.000	65,247	65,247	62,104	3,144	3,144	1,037
Unicap Holding S.A.	637,165	-	94.571	100.000	185,694	175,613	172,645	3,139	2,968	-
Other (6)	-	-	-	-	-	831,203	788,050	-	58,705	41,415

Jointly controlled companies (i)
Maxfácil Participações (3)	11	-	49.986	49.986	178,554	89,252	87,494	1,758	1,758	-
Banco Investcred Unibanco
S.A. – (PontoCred)	95	-	49.997	49.997	155,510	77,750	70,576	14,348	7,174	7,651
Redecard S.A. (8)	200	400	31.943	31.943	173,108	55,295	28,890	108,847	26,406	7,229
Serasa S.A. (8)	366	349	19.045	19.174	230,190	43,841	39,669	30,974	6,044	5,009
Tecnologia Bancária S.A.	762.278	-	18.044	20.300	146,910	26,509	26,542	4,307	(33)	1,468
Interchange Serviços S.A.	750	-	25.000	25.000	59,929	14,982	14,426	2,319	580	659
Companhia Hipotecária
Unibanco – Rodobens	6.055	-	50.000	50.000	18,491	9,246	8,634	1,224	612	593
Other	-	-	-	-	-	35,613	32,620	-	3,088	4,355
Total						11,145,914	9,683,524		495,365	323,979

	Number of shares or

	quotas

	(in thousands)		Percentage holding (%)		Adjusted	Investment amount		Adjusted	Equity in results

	direct and indirect			Unibanco	stockholders	March 31,	December 31,	Net income	Adjustments (1)

	Common	Preferred	Unibanco	Consolidated	equity	2007	2006	(loss)	2007	2006
Investment of Unibanco
Consolidated

Associated companies
IRB – Brasil Resseguros S.A.	-	112	-	11.166	1,723,097	192,401	182,864	85,402	9,536	15,699
AIG Brasil Companhia de Seguros	54,214	-	-	49.999	82,419	41,208	39,807	2,350	1,175	569
Other	-	-	-	-	-	6,820	2,315	-	5	(213)
Total						240,429	224,986		10,716	16,055

	Number of shares or quotas
Main direct, indirect and jointly controlled	(in thousands)		Percentage	Stockholders	Net income

subsidiary companies invested by:	Common	Preferred	Holding (%)	equity	(loss)
Unipart Participações Internacionais Ltd.
Hipercard Banco Múltiplo S.A.	95,738	-	19.293	856,124	18,814
Unibanco Cayman Bank Ltd.	26,340	-	100.000	713,576	46,901
Unibanco União de Bancos Brasileiros
(Luxembourg) S.A.	200	-	99.999	156,105	2,822
Unicorp Bank & Trust Ltd.	1,750	3,250	100.000	40,607	11,832
Unibanco AIG Seguros S.A.
Unibanco AIG Vida e Previdência S.A.	39,565	-	99.999	286,856	12,822
Unibanco AIG Saúde Seguradora S.A.	20,000	-	99.999	72,942	4,427
IRB – Brasil Resseguros S.A.	-	112	11.166	1,723,097	85,402
Banco Fininvest S.A.
Luizacred S.A. Sociedade de Crédito, Financiamento
e Investimento	83	83	49.998	42,380	7,502
Unicard Banco Múltiplo S.A.
Hipercard Banco Múltiplo S.A.	298,819	5,940	61.414	856,124	18,814

____________________

(i)	The percentage shown in the Unibanco Consolidated column refers to the total percentage holding in the companies.

(1)	The difference between the net income (loss) and the equity results, and between the stockholders equity and the investment balance were mainly due to the unrealized gains in respect of transactions with other related party companies, unrealized which are being recognized in accordance with the amortization of goodwill; alteration of participation during the period and restatement of exchange membership certificates, recorded in stockholders equity of the investee.

(2)	The Executive Board Meetings held in the first half of 2006 and the first quarter of 2007 approved the increase in the capital of Unipart Participações Internacionais Ltd., in the amounts of R$1,489,420 and R$525,157, respectively.

(3)	During the third quarter of 2006 Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital, establishing a new partnership with Ipiranga Group.

(4)	In accordance with the Quotas assignment agreement of September, 2006, Fininvest Negócios de Varejo Ltda. became a company controlled by Unibanco –União de Bancos Brasileiros S.A.

(5)	The Extraordinary Shareholders’ Meeting held in August 2006, approved the increase in the capital of Banco Fininvest S.A. in the amount of R$800,000, through the issue of 5,588 shares, fully subscribed by Unibanco – União de Bancos Brasileiros S.A.

(6)	Includes the investment in Unibanco Empreendimentos e Participações S.A. in the amount of R$220,867. The investment in BWU Comércio e Entretenimento Ltda. owned by this company was sold in January, 2007.

(7)	On Extraordinary Shareholders’ Meeting held in August 2006, the capital of Banco Dibens was increased in the amount of R$200,000, represented by 11,227,367,139 common shares.

(8)	The companies announced in 2007, extraordinary event about their going public process. Serasa S.A. has temporarily suspended the process after the announcement.

(9)	The Extraordinary Shareholders’ Meeting held in March 2007, was approved the increase in the capital, in the amount of R$600,000, represented by 147,531,506 common shares.

(b) Goodwill on acquisition of companies

The goodwill on acquisition a company is based on the expectation of future earnings, and as from September 30, 2006 the amortization period changed from 10 to 5 years.

The goodwill balance shown in the Unibanco consolidated quarterly information and the amount amortized were as follows:

	Balance to be amortized		Amortization

	March 31,	December 31,	Quarter ended March 31,

	2007	2006	2007	2006
Fininvest	-	-	-	9,166
Hipercard	158,975	179,711	20,736	10,600
Modelo (1)	137,358	146,316	8,958	2,986
Maxfácil (2)	75,534	79,809	4,275	-
Other	129,382	141,994	12,517	8,983
Total	501,249	547,830	46,486	31,735
____________________
(1)
Company acquired by Hipercard Banco Múltiplo S.A., during the first quarter of 2006, as part of the agreement with a retailer partner. The goodwill is based in the expected period of benefit of investment in this company.

(2)	During the third quarter, Unibanco – União de Bancos Brasileiros S.A. acquired 49,986% of the company’s capital. Goodwill paid in this transaction is based on the expectation of future profits.

12. Resources from Securities Issued

Resources from securities issued are represented mainly by mortgage notes, debentures and real estate notes issued in Brazil and euronotes issued abroad.

(a) Mortgage notes are adjusted using the Referential Rate (TR), plus average interest of 12.73% (December 31, 2006 – 12.91%) per annum, and are payable up to October 2007.

(b) The real estate notes are restated, being paid up to 90% of interbank interest rate and maturing up to August 2009.

(c) Debentures

Debentures issued by Dibens Leasing S.A. - Arrendamento Mercantil are restated, plus interest up to 102% of interbank interest rate, paid semiannually the maturing in ten years corresponding to June 2016.

(d) Securities abroad - Euronotes

			Unibanco	Unibanco Consolidated

		March 31,	December 31,	March 31,	December 31 ,
Maturity	Currency	2007	2006	2007	2006
Less than 3 months	US$	226,699	238,266	217,433	236,522
	EUR	-	2,420	-	2,420
		226,699	240,686	217,433	238,942
From 3 to 12 months	US$	259,010	154,582	165,405	140,377
	EUR	2,891	2,981	2,891	2,981
	R$	1,062,979	-	453	-
		1,324,880	157,563	168,749	143,358
From 1 to 3 years	US$	97,926	95,806	72,257	68,002
	R$	231,667	-	231,664	-
	YEN	309,159	318,319	309,159	318,319
		638,752	414,125	613,080	386,321
From 3 to 5 years	US$	25,995	30,918	14,278	18,701
	R$	-	231,223	-	231,219
		25,995	262,141	14,278	249,920
From 5 to 15 years	US$	3,752,518	2,571,223	15,879	10,630
Total		5,968,844	3,645,738	1,029,419	1,029,171

The average interest of issues in foreign currency was 8.82% (December 31, 2006 – 8.17%) per annum in Unibanco and 4.39% (December 31, 2006 – 4.87%) per annum in Unibanco Consolidated.

(e) The other issues totaled R$18,774 (December 31, 2006 - R$22,634) in Unibanco and in Unibanco Consolidated with maturities up to August 2010 and an average interest rate of 4.94% (December 31, 2006 – 4.83%) per annum.

13. Borrowings and Onlendings

Foreign borrowings consist principally for refinancing of foreign exchange transactions, imports and exports.

Onlendings in Brazil – governmental agencies are payable up to 2025, with interest rates established by operational policies of BNDES (National Economic Development Bank).

Foreign onlendings, consisting of long-term credit lines for project and trade financing, are payable up to December 2011, with an average interest rate of 5.24% (December 31, 2006 – 5.17%) per annum.

14. Contingent Assets and liabilities and Legal liabilities

Unibanco and its subsidiaries are parties to various legal actions, involving tax litigation, civil litigation and labor claims.

The provision for labor claims is based on the historic average of payments made, as well as the corresponding judicial deposits, when applicable.

Civil litigation is represented mainly by claims for personal and moral injury, among other reasons, due to return of checks, protests of notes considered not due and past economic plans. The amount provided represents management’s estimate, considering the probability of loss in those lawsuits, recorded as a provision, based on average of payments made or, when applicable, in accordance with the opinion of Legal Counsel Advisers.

Based on Deliberation CVM n° 489, the tax claims which are considered legal liabilities, independently of the probability of loss, and those tax claims with loss classification as probable, in accordance with the opinion of the legal advisors, are recognized at the full amount being questioned.

On March 31, 2007, Unibanco and its subsidiaries maintain provision for such causes in the amount of R$1,177,325 and R$2,018,488 in Unibanco and Unibanco Consolidated, respectively, mainly: (i) the contestation of widening of the basis of calculation of Profit Participation Program – PIS and Tax and Social Security Financing – COFINS by Law 9,718, in the amount of R$785,118 in Unibanco and R$1,078,109 in Unibanco Consolidated; and (ii) Social Contribution on Net Income of Non-employer companies in the amount of R$137,304 in Unibanco Consolidated.

The claims considered as legal liabilities have a remote or possible risk of loss in accordance with the opinion of legal advisors.

The tax claims considered as contingent liabilities based on Deliberation CVM n° 489 and with loss classification as possible, in accordance with the opinion of the legal advisors, are not provided for at March 31, 2007. Such claims, net of tax effects, represents the amount of R$949,407 in Unibanco Consolidated, being the mainly discussion:

(i) Deductibility of goodwill on investments acquisitions in the amount of – R$154,324;
(ii) Deductibility of losses on credits receivables in the amount of – R$141,607;
(iii) Collection of CPMF on leasing transactions in the amount of – R$120,890;
(iv) Profit from foreign country taxation criteria in the amount of – R$93,994;
(v) Deductibility of interest and taxes whose payments is suspended in the amount of – R$92,008;
(vi) Social security contribution on non remunerated salaries in the amount of – R$77,364; and
(vii) ISS taxation on leasing operations in the amount of – R$21,672. In this case, Unibanco is discussing the unconstitutional taxation of ISS on leasing operations, from the distortion of the services rendered conception and the legal basis of taxation fixed by the authority, as well the discussion of the right of municipally change this tax.

Provisions recorded and their movements in the year ended March 31, 2007, are as follows:

Balance sheet	Unibanco	Unibanco Consolidated
Tax litigation	1,177,325	2,018,488
Labor litigation	294,246	446,794
C ivil litigation	226,846	417,020
Total	1,698,417	2,882,302

Recorded in Other Liabilities
- Allowance for tax contingencies	1,177,325	2,018,488
- Others (Note 15 (c))	521,092	863,814

Movements in the quarter	Unibanco	Unibanco Consolidated
Balance at the beginning of the period	1,552,689	2,898,635
Increases	319,974	429,852
Releases	(101,535)	(385,645)
Interest/Monetary adjustment	27,476	71,464
Payments	(100,187)	(132,004)
Balance at the end of the period	1,698,417	2,882,302

15. Other Liabilities

(a) Technical provision for insurance, private retirement plans and annuity products:

	Insurance		Private Retirement Plans		Annuity Products		Total

	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006	2007	2006	2007	2006
Provision for unearned premiums	1,036,121	916,579	1	1	-	-	1,036,122	916,580
Loss Provision IBNR
(The provision for claims incurred
but not yet reported	201,413	227,894	1,028	5,462	-	-	202,441	233,356
Mathematical provision
benefits to be granted	443,658	436,355	5,958,835	5,715,236	-	-	6,402,493	6,151,591
Mathematical provision
for benefits granted	5,014	5,039	400,172	394,769	-	-	405,186	399,808
Unsettled claims	400,332	321,050	9,883	684	-	-	410,215	321,734
Provision for draws
and redemptions	-	-	-	-	629,767	606,651	629,767	606,651
Other provisions	4,129	4,152	226,330	228,922	381	373	230,840	233,447
Total of technical provisions	2,090,667	1,911,069	6,596,249	6,345,074	630,148	607,024	9,317,064	8,863,167
Short-term	2,089,237	1,909,669	4,627,842	4,403,683	630,148	607,024	7,347,227	6,920,376
Long-term	1,430	1,400	1,968,407	1,941,391	-	-	1,969,837	1,942,791

(b) Subordinated debt

				Unibanco		Unibanco Consolidated

			Remuneration	March 31,	December 31,	March 31,	December 31,
	Issue	Maturity	per annum	2007	2006	2007	2006
Step-up subordinated
callable notes (1)	April 2002	April 2012	9.375%	426,206	434,393	406,982	411,606
Step-up subordinated
callable notes (2)	December 2003	December 2013	7.375%	418,715	428,709	405,452	414,334
Line of credit (3)	December 2004	December 2009	4.74%	313,793	321,357	313,793	321,357
Perpetual Non-
cumulative Junior
Subordinated
Securities (4)	July 2005	Indeterminated	8.70%	1,040,561	1,085,017	1,040,561	1,085,017
Subordinated time
deposits (5)	December 2002	December 2012	102% of CDI	522,647	507,677	522,647	507,677
Subordinated time
deposits (6)	December 2006	December 2016	104% of CDI	516,443	500,000	516,443	500,000
Total				3,238,365	3,277,153	3,205,878	3,239,991
Short-term				456,721	452,485	437,215	429,213
Long-term				2,781,644	2,824,668	2,768,663	2,810,778
____________________
(1)	The debt was fully redeemed in April 2007.
(2)	The debt can be fully redeemed in December 2008 or in each subsequent interest payment. The interest rate from the fifth year will be 9.375% per annum.
(3)	The debt can not be redeemed prior to contractual maturity. The interest rate is calculated through semi-annual Libor plus 2%.
(4)	The debt can be fully redeemed, only at the option of the issuer, after July 29, 2010 or in each subsequent payment.
(5)	Subordinated time deposits can be redeemed from December 2007.
(6)	Subordinated time deposits can be redeemed from December 2011.

(c) Sundry

	Unibanco		Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006
Sale of rights of receipt of future flow of
payment orders abroad (1)	1,488,662	1,580,764	1,488,662	1,580,764
Provision for labor and civil litigation (Note 14)	521,092	541,190	863,814	875,839
Payable related to insurance companies	-	-	588,684	553,362
Provisions for payroll and administrative
expenses	337,411	347,136	445,370	483,985
Accounts payable from subsidiaries	27,817	30,722	-	-
C redit on the release of real estate financing	23,056	27,266	23,056	27,266
Other	114,031	85,806	498,086	245,119
Total	2,512,069	2,612,884	3,907,672	3,766,335
Short-term	680,547	653,409	1,649,524	1,442,548
Long-term	1,831,522	1,959,475	2,258,148	2,323,787
____________________
(1)
Amount related to the sale of rights of receipt of future flow of payment orders receivable from overseas correspondent banks, in the amount of US$726,035 thousand (December 31, 2006 – US$739,366 thousand), bearing three-months Libor plus spread (floater), or fixed rate, payable quarterly and with maturity beginning in July 2009 and final maturity in January 2016.

16. Employee Benefits

(a) Pension plan

Unibanco and its subsidiary companies provide to their employees, a pension plan, based on a defined contribution through UBB-Prev – Previdência Complementar (new denomination of Trevo – Instituto Bandeirantes de Seguridade Social) a closed private entity. The program is sponsored by Unibanco, its subsidiaries and your employees.

During the quarter ended March 31, 2007, the company sponsor contributions totaled R$7,488 (2006 - R$5,752) in Unibanco and R$8,197 (2006 – R$6,357) in Unibanco Consolidated.

(b) Stock option program

Unibanco has a stock option program intended to foster the long-term commitment of the Company’s executives to the highest performance standards, as well as attract, retain and motivate new talents. Pursuant to this program, Unibanco’s executives can be granted Unit options that can be exercised between 3 to 6 years. The option rights are limited to 1% of the authorized capital per year and the amount granted is limited to 10% of the authorized capital, as a whole.

Up to March 31, 2007, the options activity was as follows:

Issuance		Vesting period until	Exercise period until	Exercise Price per Unit (R$) (IPCA)	Quantity

Nº	Date				Granted	Exercised	Cancelled	Not exercised
1st	1st quarter 2002	01.21.2007	01.20.2008	4,655	12,376,000	7,422,259	4,447,059	506,682
2 nd	2 nd quarter 2002	04.15.2007	04.14.2008	5,455	68,000	45,334	-	22,666
3 rd and 4th	3 rd quarter 2002	08.12.2007	08.11.2008	Up to 4.200	560,000	369,004	-	190,996
5th to 7th	4 th quarter 2002	11.20.2007	11.19.2008	3,452	700,000	233,334	400,000	66,666
8 th to 10th	1st quarter 2003	03.10.2008	03.09.2009	Up to 4.085	446,000	160,000	206,000	80,000
11th to 15th	2 nd quarter 2003	06.16.2008	06.15.2009	Up to 5.150	3,464,000	366,668	1,244,000	1,853,332
16 th	3 rd quarter 2003	09.02.2008	09.01.2009	4,917	6,226,000	1,366,121	1,998,654	2,861,225
17th and 18th	4 th quarter 2003	12.17.2008	12.16.2009	Up to 5.750	480,000	40,000	360,000	80,000
19 th and 20th	1st quarter 2004	02.01.2009	01.31.2010	Up to 6.881	600,000	80,000	-	520,000
21th to 23th	2 nd quarter 2004	04.13.2009	04.12.2010	Up to 7.016	1,012,240	-	-	1,012,240
24 th to 26th	3 rd quarter 2004	09.20.2009	09.19.2010	Up to 7.304	1,560,000	-	20,000	1,540,000
27th	1st quarter 2005	02.01.2010	01.31.2011	Up to 8.586	8,440,000	-	1,100,000	7,340,000
28th	2 nd quarter 2005	05.03.2010	05.02.2011	Up to 10.057	50,000	-	50,000	-
29th	3 rd quarter 2005	09.19.2010	09.18.2011	Up to 10.892	120,000	-	-	120,000
30th to 33th	3 rdquarter 2006	08.30.2011	08.29.2012	Up to 15.915	630,000	-	80,000	550,000
34 th and 35th	1stquarter 2007	03.22.2012	03.21.2013	Up to 18.132	500,000	-	-	500,000
TOTAL					37,232,240	10,082,720	9,905,713	17,243,807

The stock option program in Units (Share Deposit Certificate is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings) is granted simultaneously by Unibanco and Holdings.

The cancelled options refer to beneficiaries excluded before the end of the exercise period, except for retirees that will be continuing as participants.

The exercise price of stock option after the third quarter of 2004, is being restated, pro rata temporis, pegged to the IPCA (Amplified Consumer Price Index) accumulated for the period between the issuance date and the respective exercise period of each option in Units.

The amounts and unit prices were adjusted in accordance with the issuance of bonus shares (Bonificação de ações) on July 17, 2006.

17. Stockholders’ Equity

(a) Capital

Subscribed and paid-in capital is comprised of shares without par value, as follows:

		March 31, 2007		December 31, 2006

	Outstanding shares	Treasury stock	Total	Total
Common	1,511,316,336	-	1,511,316,336	1,511,316,336
Preferred	1,291,249,192	5,190,280	1,296,439,472	1,296,439,472
Total	2,802,565,528	5,190,280	2,807,755,808	2,807,755,808

Preferred shares carry no voting rights but have priority over common shares in the reimbursement of capital in the case of liquidation, up to the amount of capital represented by such preferred shares, and are entitled to receive a 10% greater dividend per share than that distributed to common stockholders.

Each Share Deposit Certificate (Unit) is represented by a preferred share issued by Unibanco and by a preferred share issued by Unibanco Holdings S.A. (Holdings) and is traded in the Brazilian market. On March 31, 2007, the market value of Units is R$18.19.

At the Extraordinary Shareholders Meeting held on June 29, 2006 approval was given to the increase of the corporate capital in the amount of R$3,000,000 through the partial capitalization of statutory reserves, with the issuance of 1,398,897,476 new shares to the shareholders, in 100% proportion, approved by the Brazilian Central Bank on July 7, 2006 and, with record date of July 17, 2006.

According to the provisions of the 1st paragraph of Article 25 of the Normative Instruction no. 25/2001, issued by the Brazilian Federal Revenue Secretary, the unit cost that will be ascribed to the new shares is R$2.140774 to Unibanco’s shares and R$3.310068 to Unibanco Holdings’s shares.

As of July 18, 2006, the Global Depositary Shares (“GDSs”) traded on the New York Stock Exchange by Unibanco and Unibanco Holdings represents ten (10) units.

(b) Dividends and interest on capital

The mandatory dividend represents at least 35% of the Bank’s annual net income, adjusted for transfers to the legal reserve.

On December 31, 2006, the Board of Directors approved the payment of interest on own capital to the shareholders in the amount of R$360,000, related to the quarter ended December 31, 2006, in the amount of R$246,288, and interest on capital related to second half of 2006, in the amount of R$113,712, comprising R$0.1229 (R$0.1045 net of applicable tax) per common share and R$0.1352 (R$0.1149 net of applicable tax) per preferred share. The interest on own capital was calculated in accordance with article 9° of Law n°. 9.249/95 and the payment was realized on January 31, 2007.

The units had interest on capital of R$0.2617 (R$0.2224 net of applicable tax), being R$0.1265 (R$0.1075 net of applicable tax) from Unibanco Holdings and R$0.1352 (R$0.1149 net of applicable tax) from Unibanco. The GDS had interest on capital of R$2.6168 (R$2.2243 net of applicable tax).

During the first quarter of 2007, R$227,280 of interest on own capital was accrued. The tax benefit from deductible was R$77,275. The amount will be computed for purposes of the minimum mandatory dividend of the year, net of applicable tax withholding.

Of the amount accrued on March 31, 2007, the Board of Directors approved the payment of interest on own capital to the shareholders in the gross amount of R$113,819, related to the first quarter of 2007, comprising R$0.0388 (R$0.0330 net of applicable tax) per common share and R$0.0427 (R$0.0363 net of applicable tax) per preferred share. The payment was realized on April 30, 2007.

The units had interest on capital of R$0.0765 (R$0.0650 net of applicable tax), being R$0.0338 (R$0.0287 net of applicable tax) from Unibanco Holdings and R$0.0427 (R$0.0363 net of applicable tax) from Unibanco. The GDS had interest on capital of R$0.7647 (R$0.6500 net of applicable tax).

(c) Capital reserves

These reserves are substantially comprised by the share premium reserve.

(d) Statutory reserves

The balance is summarized as follows:

	March 31,	December 31,
	2007	2006
Legal reserve	570,534	570,534
Statutory reserves:
i) Operating margin reserve – calculated based on net income for the year after the legal deductions and dividends up to a limit of 100% of capital
stock	1,259,370	1,281,599
ii) Special dividends reserve	63,898	63,898
Total	1,893,802	1,916,031

(e) Treasury stock

During the quarter ended March 31, 2007, in accordance with the Stock option program (Note 16 (b)) approved by the Extraordinary Shareholders’ Meeting on October 2001, and also due to the conversion program, the following changes in treasury stock occurred:

	March 31, 2007		December 31, 2006

	Quantity of shares	R$ thousands	Quantity of shares	R$ thousands
Balance at the beginning of the quarter	7,565,902	43,198	8,444,360	46,807
Conversion of own stocks	(1,187,811)	(7,183)	(439,229)	(2,468)
Sale of own stocks	(2,336,147)	(14,547)	(839,476)	(4,778)
Repurchase	1,148,336	11,587	400,247	3,637
Balance at the end of the quarter	5,190,280	33,055	7,565,902	43,198

The average cost was R$20.08 per repurchased Units, and the minimum and maximum price of share were R$17.50 and R$20.73, respectively.

(f) Changes in stockholders’ equity

	Quarter ended March 31,

	2007	2006
Balance at the be ginning of the quarter	9,920,857	9,323,633
Prior year adjustments	(17,120)	(89,654)
Purchase , sale of own stocks	10,143	(2,452)
Revenue reserves realization	(22,229)	(9,326)
Fair value adjustments - marketable securities
and derivatives, net ofapplicable tax	40,759	(37,043)
Net income for the quarter	580,995	520,445
Revaluation reserve	(34)	(35)
Interest on own ca pital proposed	(227,280)	(202,922)
Balance at the end of the quarter	10,286,091	9,502,646

(g) Prior year adjustments

The effects of prior year adjustments in the amount of R$17,121, net of applicable taxes, are related, principally, to the calculation of income from derivative instruments.

18. Other Operating Income and Expenses

(a) Other operating income

	Unibanco		Unibanco Consolidated

			Quarter ended March 31,

	2007	2006	2007	2006
Dividends/retained earnings received from
other investments	949	5,521	36,779	9,846
Other	13,757	23,464	30,991	29,601
Total	14,706	28,985	67,770	39,447

(b) Other operating expenses

	Unibanco		Unibanco Consolidated

			Quarter ended March 31,

	2007	2006	2007	2006
Provision for labor and civil litigations	92,748	91,319	131,814	93,796
Expense related to checks and billing, net	60,150	48,145	66,744	54,610
Foreign branches’ and subsidiary companies’
exchange loss	171,751	83,487	171,751	83,487
Amortization of goodwill on subsidiaries acquired	5,394	14,006	46,486	31,735
Other	145,099	49,718	83,864	62,566
Total	475,142	286,675	500,659	326,194

19. Income Tax and Social Contribution

Deferred income tax and social contribution, calculated on tax losses and social contribution carry-forwards are recorded in “Other credits – sundry”, and provisions not currently deductible are recorded in “Other credits – sundry” or in “Other liabilities – taxes and social security”, according to their nature.

Deferred tax assets on tax losses and social contribution losses are realized in accordance with the existing taxable income, and deferred income taxes on temporary differences are realized when the related provision is utilized or reversed.

(a) Deferred tax assets

				Unibanco

	December 31,			March 31,
	2006	Increase	Realization	2007
Allowance for credit losses	409,006	84,147	60,125	433,028
Other provisions not currently deductible (1)	558,182	243,631	222,402	579,411
Tax loss and negative basis of social
contribution carry-forwards	95,910	-	21,869	74,041
Social contribution carry-forwards
(Provisional Measure 2158-35)	254,654	-	3,969	250,685
Subtotal	1,317,752	327,778	308,365	1,337,165
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	65,205	-	21,514	43,691
Net deferred tax assets	1,382,957	327,778	329,879	1,380,856
Deferred tax assets	1,382,957			1,380,856
____________________
(1)	Include the amount of R$10,262 due to prior year adjustments (see Note 17 (g)).

				Unibanco

	December 31,			March 31,
	2005	Increase	Realization	2006
Allowance for credit losses	356,678	118,542	68,645	406,575
Other provisions not currently deductible	460,421	201,257	147,359	514,319
Tax loss and negative basis of social
contribution carry-forwards	210,115	-	71,618	138,497
Social contribution carry-forwards
(Provisional Measure 2158-35)	277,620	-	13,163	264,457
Subtotal	1,304,834	319,799	300,785	1,323,848
Adjustment at fair value of marketable
securities available for sale and derivative
financial instruments	(11,223)	18,380	-	7,157
Net deferred tax assets	1,293,611	338,179	300,785	1,331,005
Deferred tax assets	1,293,611	-	-	1,331,005

				Unibanco Consolidated

				Balance of
	December 31,			sold	March 31,
	2006	Increase	Realization	company	2007
Allowance for credit losses	689,775	185,992	151,585	-	724,182
Other provisions not currently deductible (1)	1,121,576	313,877	348,847	-	1,086,606
Tax loss and negative basis of social
contribution carry-forwards	519,989	51,324	42,589	(33,227)	495,497
Social contribution carry-forwards
(Provisional Measure 2158-35)	451,267	-	10,789	-	440,478
Subtotal	2,782,607	551,193	553,810	(33,227)	2,746,763
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	64,927	-	20,249	-	44,678
Deferred tax obligations	(91,041)	(45,108)	(24)	-	(136,125)
Net deferred tax assets	2,756,493	506,085	574,035	(33,227)	2,655,316
Deferred tax assets	2,847,534				2,791,441
Deferred tax liabilities	91,041				136,125
____________________
(1)	Include the amount of R$10,199 due to prior year adjustments (see Note 17 (g)).

				Unibanco Consolidated

				Balance of
	December 31,			sold	March 31,
	2005	Increase	Realization	company	2006
Allowance for credit losses	565,002	166,968	108,965	(443)	622,562
Other provisions not currently deductible	976,185	294,201	193,860	147	1,076,673
Tax loss and negative basis of social
contribution carry-forwards	621,278	39,885	96,335	-	564,828
Social contribution carry-forwards
(Provisional Measure 2158-35)	476,048	-	11,832	-	464,216
Subtotal	2,638,513	501,054	410,992	(296)	2,728,279
Adjustment at fair value of marketable
securities available for sale and
derivative financial instruments	(9,670)	20,174	22	(11)	10,471
Deferred tax obligations	(55,403)	(2,260)	(320)	-	(57,343)
Net deferred tax assets	2,573,440	518,968	410,694	(307)	2,681,407
Deferred tax assets	2,628,843				2,738,750
Deferred tax liabilities	55,403				57,343

Deferred tax assets recorded are determined at the tax rates in effect at each balance sheet date. On March 31, 2007, the expected realization of deferred taxes is as follows:

		Unibanco			Unibanco Consolidated

	Social contribution			Social contribution
	(Provisional			(Provisional
Year	Measure 2.158-35)	Other	Total	Measure 2.158-35)	Other	Total
2007	15,136	427,742	442,878	36,330	871,401	907,731
2008	21,985	622,045	644,030	45,707	984,609	1,030,316
2009	35,838	36,693	72,531	63,369	235,250	298,619
2010	52,285	-	52,285	78,837	99,927	178,764
2011	61,138	-	61,138	78,740	56,943	135,683
2012 to 2017	64,303	-	64,303	137,495	58,155	195,650
Total	250,685	1,086,480	1,337,165	440,478	2,306,285	2,746,763

The present value of deferred taxes, calculated using the average rate of funding, net of tax effects, totaled R$1,182,102 in Unibanco and R$2,396,788 in Unibanco Consolidated.

(b) Income tax and social contribution income (expenses)

		Unibanco	Unibanco Consolidated

			Quarter ended March 31,

	2007	2006	2007	2006
Income before income tax and social
contribution, net of profit sharing	606,534	595,431	829,500	720,044
Income tax and social contribution expenses
at a rate of 25% and 9%	(206,222)	(202,447)	(282,030)	(244,815)
Adjustments to derive effective tax rate:
Equity in the results of subsidiary and
associated companies and exchange rate
variation on subsidiaries abroad	75,527	62,007	(54,752)	(22,927)
Interest on capital paid , net	73,152	61,320	81,196	70,584
Income tax and social contribution of
prior years	-	9,144	-	35,942
Permanent differences (net)	32,004	(5,010)	45,843	13,868
Income tax and social contribution for the quarter	(25,539)	(74,986)	(209,743)	(147,348)

20. Commitments and Guarantees

		Unibanco	Unibanco Consolidated

	March 31,	December 31,	March 31,	December 31,
	2007	2006	2007	2006
Co-obligation and risks for guarantees
provided	9,915,805	9,546,039	9,856,362	9,559,527
Assets under management (mainly mutual
investment funds)	45,630,844	43,804,268	45,606,399	43,779,819
Lease commitments	-	10,458	14	10,474

21. Related-Party Transactions (Unibanco)

	March 31,	December 31,
	2007	2006
Assets
Cash and due from banks	80	84
Interbank investments	7,885,952	6,574,765
Marketable securities and derivative financial instruments (a)	14,099,825	11,280,226
Interbank accounts	15	45
Lending operations	60,739	71,563
Other credits
. Income receivable
Dividends and interest on capital	65,244	88,975
Negotiation and intermediation of securities	2,238	5,622
. Sundry	28,501	27,411

Liabilities
Deposits	15,368,172	13,345,261
Securities sold under repurchase agreements	5,011,514	2,070,383
Resources from securities issued
. Securities abroad	4,939,426	2,616,614
Interbank accounts	13,384	43,794
Borrowings	76,549	93,057
Other liabilities
Social and statutory	254,100	385,380
Subordinated debt	32,487	37,162
Sundry	27,817	30,722

	Quarter ended March 31,

	2007	2006
Revenues
Lending operations	1,044	2,487
Marketable securities	562,575	453,075
Derivative financial instruments	12,426	28,840
Services rendered	91,588	69,945
Other operating income	3	1,806

Expenses
Deposits and securities sold	615,766	272,447
Borrowings and onlendings	2,230	3,504
Other administrative expenses	11,545	10,192
Other operating expenses	7,246	3,738
____________________
(a)	Include debentures issued by Dibens Leasing S.A. – Arrendamento Mercantil in the amount of R$13,806,069 (December 31, 2006 - R$10,971,860).

The amounts shown above reflect transactions between Unibanco and its subsidiary companies, and have been eliminated on consolidation. Transactions with unconsolidated related parties are limited to normal banking transactions and are not material in the operational context of Unibanco.

Related-party transactions were undertaken at average market rates in effect at the respective transaction dates, considering the absence of risk.

Services rendered relate basically to services offered by Unibanco to the group companies according to the terms of contractual agreements, through utilization of physical assets and personnel related to credit card, leasing, annuity products plans, insurance operations and brokerage.

Other administrative expenses relate mainly to the payment of rents based on the fair value of the buildings according to the lease contracts.

22. Financial Instruments

(a) Purposes and use policies

Unibanco uses derivative financial instruments to manage its own overall exposures or to assist its clients, in managing market risks, foreign exchange risk and interest rate risk (hedge). In addition, Unibanco enters into derivative contracts for trading purposes to take advantage of market opportunities.

(b) Hedge policies

Derivative financial instruments can be used as part of asset and liability risk management and can be used on an overall basis to hedge Unibanco’s net position undertaken in certain markets or related to specific assets and liabilities attributed to a particular risk.

(c) Strategy and management of risk

Unibanco continuously strives to improve its risk management practices, which are integrated into the various levels of the organization. A separate division is responsible for identifying, measuring and managing market, credit and operational risk on an institution-wide basis. In addition, each business division has dedicated risk management staff.

Credit risk

The management of credit risk seeks to submit constant information to help in defining strategies beyond the establishment of position limits, comprising exposure and trend analysis as well as the effectiveness of credit policies.

Market and liquidity risk

The management of market risk and liquidity is conducted through daily monitoring of exposure level vis-à-vis limits established with the help of tools such as VAR, sensitivity analysis and stress testing.

Operational risk

Operational risk management is conducted through evaluating new products and transactions, monitoring processes, defining risk indicators, and quantifying potential operating losses, allowing for the establishment of a solid culture of operational risk monitoring and mitigation.

(d) Financial instruments recorded in the quarterly information and their to fair values are as follows:

				Unibanco

	March 31 , 2007			December 31 , 2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	12,446,497	12,540,631	11,332,894	11,430,251
Marketable securities	31,163,219	31,331,635	21,263,929	21,433,586
Lending operations	30,242,707	30,411,307	29,184,388	29,296,180
Derivatives, net	(870,774)	(870,774)	234,630	234,630

Liabilities
Interbank deposits	13,754,600	13,754,613	11,329,818	11,329,842
Time deposits	23,879,593	23,912,222	24,785,358	24,825,103
Mortgage notes	383,314	385,179	444,474	445,535
Real estate notes	903,546	903,147	833,674	834,749
Resources from securities issued
abroad	5,987,618	5,990,040	3,668,372	3,667,651
Subordinated debt (Note 15(b))	3,238,365	3,302,399	3,277,153	3,342,148
Other liabilities (Note 15(c))	1,488,662	1,467,243	1,580,764	1,557,311
Treasury stocks	33,055	47,206	43,198	76,417

			Unibanco Consolidated

	March 31 , 2007			December 31 , 2006

	Book value	Fair value	Book value	Fair value
Assets
Interbank deposits	5,502,446	5,579,011	5,723,721	5,798,934
Marketable securities	25,593,435	25,902,820	19,124,676	19,383,171
Lending operations	36,706,275	36,972,316	35,876,373	36,040,544
Derivatives, net	(857,135)	(857,135)	250,116	250,116

Liabilities
Interbank deposits	567,949	567,949	259,205	259,205
Time deposits	22,885,355	22,917,984	24,526,087	24,565,832
Mortgage notes	406,635	408,500	468,196	469,257
Debentures	728,685	728,685	706,865	706,865
Real estate notes	903,546	903,147	833,674	834,749
Resources from securities issued
abroad	1,048,193	1,050,097	1,051,805	1,050,496
Subordinated debt (Note 15(b))	3,205,878	3,269,614	3,239,991	3,304,363
Other liabilities (Note 15(c))	1,488,662	1,467,243	1,580,764	1,557,311
Treasury stocks	33,055	47,206	43,198	76,417

The fair value of marketable securities was based on an internal valuation model, based on the average rate for the last business day of the quarter, as informed by Stock Exchanges, trade associations and external entities.

The fair value of interbank deposits, lending operations, interbank deposits payable, time deposits and mortgage notes was based on the average rate practiced by Unibanco on the last business day of the quarter for similar instruments.

The fair value of resources from securities issued abroad and subordinated debt was based on the average quoted prices in effect in the corresponding markets on the last business day of the quarter for similar instruments.

The fair value of derivatives was based on an internal valuation model, based on the average rate for the last business day of the quarter for operations with similar maturities and indices, as informed by the Futures and Commodities Exchange - BM&F and trade associations.

The fair value of other liabilities related to sale of rights of receipt of future flow of payment orders abroad was computed considering the value that could be obtained in the corresponding market.

The fair value of treasury stocks was based on the Unit’s price at March 30, 2007 on the São Paulo Stock Exchange.

23. Statements of Cash Flows

		Unibanco

	Quarter ended March 31,

	2007	2006
Operating activities
Net income for the quarter	580,995	520,445
Provision for credit losses	(30,149)	86,997
Deferred taxes	(13,120)	(80,655)
Provision of foreclosed assets	262	861
Gain (loss) on sale of foreclosed assets and fixed assets	1,375	1,903
Amortization of goodwill on subsidiaries acquired	5,394	14,006
Equity in results of subsidiary and associated companies	(495,365)	(323,979)
Exchange loss (gain) on foreign investments	135,826	44,057
Depreciation and amortization	54,400	54,232
Changes in assets and liabilities
Decrease (increase) in interbank investments	2,014,033	(2,404,267)
Decrease (increase) in marketable securities and derivative financial instruments	(10,001,436)	356,424
Decrease (increase) in Central Bank compulsory deposits	(10,863)	(505,003)
Net change in interbank and interdepartmental accounts	(238,658)	19,131
Decrease (increase) in lending operations	(1,027,506)	(346,651)
Decrease (increase) in leasing operations	5,878	-
Net change in foreign exchange portfolio	(401,139)	139,832
Decrease (increase) in other credits and other assets	218,514	521,448
Increase (decrease) in other liabilities	2,305,848	277,795
Increase (decrease) in deferred income	(5,442)	(397)
Net cash provided by operating activities	(6,901,153)	(1,623,821)

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	45,971	206,510
Proceeds from sale of foreclosed assets companies	14,765	6,445
Purchase from sale capital decrease in subsidiary and associated companies	(1,141,391)	(1,277,812)
Proceeds from sale capital decrease in subsidiary and associated companies	-	64,796
Purchase of other investments	(14,337)	-
Proceeds from sale of other investments	-	2,400
Purchase of fixed assets	(24,262)	(11,881)
Proceeds from sale of fixed assets	-	248
Investment in deferred charges	(62,399)	(56,099)
Net cash provided by investing activities	(1,181,653)	(1,065,393)

Financing activities
Increase (decrease) in deposits	1,505,278	1,571,406
Increase (decrease) in securities sold under repurchase agreements	4,086,923	1,772,496
Increase (decrease) in resources from securities issued	2,327,958	5,569
Increase (decrease) in borrowings and onlendings	950,201	(232,085)
Increase (decrease), net in treasury stock	(12,086)	(11,778)
Dividends paid	(360,000)	(336,751)
Net cash used in financing activities	8,498,274	2,768,857

Net increase in cash and due from banks	415,468	79,643

Cash and due from banks at the beginning of the quarter	1,201,720	1,026,279
Cash and due from banks at the end of the quarter	1,617,188	1,105,922
Net increase in cash and due from banks	415,468	79,643

	Unibanco Consolidated

	Quarter ended March 31,

	2007	2006
Operating activities
Net income for the quarter	580,995	520,445
Provision for credit losses	5,141	153,580
Technical provisions for insurance, annuity products and retirement plans	467,359	397,708
Deferred taxes	2,027	(95,586)
Provision of foreclosed assets	1,051	2,504
Gain (loss) on sale of foreclosed assets and fixed assets	(314)	2,409
Amortization of goodwill on subsidiaries acquired	46,486	31,735
Equity in results of subsidiary and associated companies	(10,716)	(16,055)
Depreciation and amortization	88,389	94,443
Minority interest	38,762	52,251
Changes in assets and liabilities
Decrease (increase) in interbank investments	3,272,224	(943,111)
Decrease (increase) in marketable securities and derivative financial instruments	(6,561,568)	275,185
Decrease (increase) in Central Bank compulsory deposits	(9,701)	(499,361)
Net change in interbank and interdepartmental accounts	(183,862)	77,006
Decrease (increase) in lending operations	(823,540)	(406,922)
Decrease (increase) in leasing operations	(581,612)	(87,334)
Net change in foreign exchange portfolio	(401,139)	139,832
Decrease (increase) in other credits and other assets	(206,313)	654,148
Increase (decrease) in other liabilities	2,136,786	(298,568)
Increase (decrease) in deferred income	(3,225)	(15,672)
Net cash (used in) provided by operating activities	(2,142,770)	38,637

Investing activities
Dividends and interest on capital received from subsidiary and associated companies	-	32,513
Proceeds from sale of foreclosed assets	29,546	15,314
Purchase/capital increase in investments in subsidiary and associated companies	(4,666)	(23,413)
Goodwill on acquisition of subsidiary companies	-	(179,406)
Proceeds from sale on capital decrease in subsidiary and associated companies	-	31,820
Purchase of other investments	(43,306)	-
Proceeds from sale of other investments	2,962	13,514
Purchase of fixed assets	(46,776)	(33,803)
Proceeds from sale of fixed assets	21,679	783
Deferred charges	(53,797)	(181,848)
Minority interest	21,897	(120,375)
Net cash provided by investing activities	(72,461)	(444,901)

Financing activities
Increase (decrease) in deposits	(569,027)	1,215,728
Increase (decrease) in securities sold under repurchase agreements	2,692,799	(97,346)
Increase (decrease) in resources from securities issued	26,519	(58,815)
Increase (decrease) in borrowings and onlendings	876,639	(212,222)
Increase (decrease), net in treasury stock	(12,086)	(11,778)
Dividends paid	(360,000)	(336,751)
Net cash used in financing activities	2,654,844	498,816

Net increase in cash and due from banks	439,613	92,552

Cash and due from banks at the beginning of the quarter	1,349,160	1,153,730
Cash and due from banks at the end of the quarter	1,788,773	1,246,282
Net increase in cash and due from banks	439,613	92,552

24. Subsidiary Companies Information

The following tables show the balance sheets and the statements of income of Unibanco’s subsidiary companies, considering only the eliminations between the companies consolidated or combined in each group.

(a) Foreign branches and subsidiaries include the accounts of the foreign branches (Unibanco Grand Cayman and Nassau), Unibanco – União de Bancos Brasileiros (Luxembourg) S.A. Interbanco S.A. (Paraguay), Unibanco Cayman Bank Ltd., and Unicorp Bank & Trust Ltd, (Grand Cayman):

	March 31,	December 31,
Combined balance sheet	2007	2006
Assets
Current and long-term assets	18,115,500	16,359,111
Cash and due from banks	194,535	129,123
Interbank investments	1,515,089	1,819,235
Marketable securities	12,085,876	10,098,114
Interbank accounts	175,976	159,861
Lending and leasing operations	3,489,118	4,012,158
Other credits and other assets	654,906	140,620
Permanent assets	188,888	199,100
Total	18,304,388	16,558,211

Liabilities
Current and long-term liabilities	14,156,735	12,880,805
Deposits	2,682,100	2,793,025
Securities sold under repurchase agreements	2,581,684	2,988,553
Resources from securities issued	1,006,832	985,807
Interbank accounts	43,879	5,367
Borrowings and onlending	2,447,319	2,332,403
Derivative financial instruments	1,210,946	103,503
Other liabilities	4,183,975	3,672,147
Deferred income	6,393	6,535
Minority interest	3	3
Stockholders’ equity	4,141,257	3,670,868
Total	18,304,388	16,558,211

	Quarter ended March 31,

Combined statement of income	2007	2006
Revenue from financial intermediation	392,294	363,178
Expenses on financial intermediation	(232,281)	(209,794)
Reversal of provision for credit losses	(1,646)	(2,534)
Services rendered	19,648	18,834
Salaries, benefits, training and social security and other administrative	(16,903)	(15,390)
Financial transaction and other taxes	(483)	(579)
Other operating income (expenses)	(15,888)	2,575
Operating income, net	144,741	156,290
Non-operating income, net	(939)	(177)
Income tax and social contribution	(2,991)	(1,871)
Minority interest	(1)	-
Net income for the quarter	140,810	154,242

The income tax and social contribution expense originated from the foreign operations, when applicable, is recorded in the multiple bank, through the addition of the net income from these operations into Unibanco’s taxable income.

(b) Insurance and private pension entities including Unibanco AIG Seguros S.A., Unibanco AIG Saúde Seguradora S.A., Unibanco AIG Vida e Previdência S.A., and Unibanco AIG Warranty S.A.:

	March 31,	December 31,
Combined balance sheet	2007	2006
Assets
Current and long -term assets	10,793,463	10,313,087
Cash and due from banks	19,496	46,805
Marketable securities	8,927,201	8,527,398
Insurance credits and re-insurance	1,198,901	1,120,037
Other credits and other assets	647,865	618,847
Permanent assets	393,195	378,864
Total	11,186,658	10,691,951

Liabilities
Current and long -term liabilities	9,689,327	9,225,907
Technical provisions for insurance	2,090,667	1,911,069
Technical provisions for retirement plans	6,596,249	6,345,074
Insurance and re-insurance debts	509,441	468,585
Other liabilities	492,970	501,179
Deferred income	4,157	6,689
Stockholders’ equity	1,493,174	1,459,355
Total	11,186,658	10,691,951

	Quarter ended March 31,

Combined statement of income	2007	2006
Retained premiums	984,445	787,141
Changes in technical reserves of insurance	(351,496)	(328,666)
Net claims incurred	(302,641)	(265,111)
Acquisition costs and other	(180,294)	(117,534)
Retained contributions income	232,726	192,684
Changes in technical reserves of private
retirement plan	(51,410)	(8,730)
Benefits and redemptions expenses	(183,227)	(183,241)
Other operating income	33,971	79,169
Other o perating expenses	(39,729)	(20,558)
Salaries, benefits, training and social security	(29,214)	(29,143)
Administrative expenses	(39,756)	(35,303)
Financial transaction and other taxes	(13,432)	(18,820)
Financial income	264,312	286,450
Financial ex penses	(230,972)	(208,372)
Operating income, net	93,283	129,966
Non-o perating income, net	986	1,647
Income tax and social contribution	(21,241)	(25,549)
Profit sharing	(6,691)	(5,780)
Minority interest	-	(82)
Net income for the quarter	66,337	100,202

(c) Credit card companies, including the jointly controlled companies are as follows: Unicard Banco Múltiplo S.A. (100%), Redecard S.A. (31.943%), Hipercard Banco Múltiplo S.A. (61.414% - 100% in Unibanco Conglomerate) and Empresa Brasileira de Captura de Transações Eletrônicas Ltda. (100%):

	March 31,	December 31,
Combined balance sheet	2007	2006
Assets
Current and long-term assets	6,192,710	7,091,489
C ash and due from banks	3,709	64,057
Interbank investments	3,769	707,281
Marketable securities	115,245	79,172
Interbank and interdepartmental accounts	14,231	22,829
Lending operations	2,711,252	2,637,118
Deferred tax and prepaid taxes	612,026	643,368
Other credits and other assets	2,732,478	2,937,664
Permanent assets	460,624	506,216
Total	6,653,334	7,597,705

Liabilities
Current and long-term liabilities	5,064,665	6,086,683
Deposits	1,557,339	1,926,830
Borrowings and onlendings	141,041	141,487
Resources from securities issued	207,045	220,309
Interbank and interdepartmental accounts	139	559
Derivative financial instruments	3,692	-
Taxes, social securities and provision for litigation	380,846	399,717
Other liabilities	2,774,563	3,397,781
Minority interest	330,344	323,085
Stockholders’ equity	1,258,325	1,187,937
Total	6,653,334	7,597,705

	Quarter ended March 31,

Combined statement of income	2007	2006
Revenue from financial intermediation	534,222	382,876
Expenses on financial intermediation	(43,815)	(40,445)
Provision for credit losses	(110,775)	(140,104)
Services rendered	130,592	189,178
Salaries, benefits, training and social security
and other administrative expenses	(189,464)	(145,322)
Acquisition costs and other	(55,435)	(65,577)
Financial transaction and other taxes	(46,236)	(25,219)
Other operating income (expenses)	(87,973)	27,885
Operating income, net	131,116	183,272
Non-operating income, net	3,433	(550)
Income tax and social contribution	(51,306)	(44,579)
Profit sharing	(5,587)	(1,473)
Minority interest	(7,260)	(11,357)
Net income for the quarter	70,396	125,313

(d) The companies which carry out consumer credit operations include Banco Fininvest S.A. (100%), Fininvest – Negócios de Varejo Ltda. (100%), Microinvest S.A. – Sociedade de Crédito a Microempreendedor (100%), UAM S.A. Distribuidora de Títulos e Valores Mobiliários (100%), Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (50%), Banco Investcred Unibanco S.A. (50%), Ponto Frio Leasing S.A. – Arrendamento Mercantil (50%) and Único Distribuidora de Títulos e Valores Mobiliários Ltda. (50%):

	March 31,	December 31,
Combined balance sheet	2007	2006
Assets
Current and long-term assets	4,476,308	4,593,919
C ash and due from banks	3,856	4,028
Interbank investments	689,348	651,843
Marketable securities	45,267	43,970
Interbank and interdepartmental accounts	4,378	27,073
Lending operations	2,036,265	2,105,950
Other credits and other assets	1,697,194	1,761,055
Permanent assets	123,007	133,850
Total	4,599,315	4,727,769

Liabilities
Current and long-term liabilities	2,325,398	2,487,168
Deposits	1,254,210	1,340,468
Interbank and interdepartmental accounts	4,010	(57)
Borrowings	5,638	4,518
Derivative financial instruments	161	310
Other liabilities	1,061,379	1,141,929
Minority interest	22,407	23,050
Stockholders’ equity	2,251,510	2,217,551
Total	4,599,315	4,727,769

	Quarter ended March 31,

Combined statement of income	2007	2006
Revenue from financial intermediation	398,992	523,662
Expenses on financial intermediation	(39,452)	(116,277)
Provision for credit losses	(143,465)	(236,260)
Services rendered	114,494	93,711
Salaries, benefits, training and social security
and other administrative expenses	(210,756)	(197,710)
Acquisition costs and other	(10,990)	(13,055)
Other operating income (expenses)	(38,442)	(27,342)
Financial transaction and other taxes	(36,140)	(34,012)
Operating income, net	34,241	(7,283)
Non-operating income, net	(863)	-
Income tax and social contribution	1,730	19,048
Profit sharing	(1,609)	(3,036)
Minority interest	475	(208)
Net income for the quarter	33,974	8,521

25. Other Information

(a) Assets leased to third parties, in the amount of R$3,657,124 (December 31, 2006 -R$2,731,958), net of depreciation, are committed for sale to the lessees, at their option, at the end of the respective contracts for R$3,156,272 (December 31, 2006 - R$2,239,892) and the residual value received in advance from these lessees amounts to R$1,235,312 (December 31, 2006 - R$893,856), classified as a reduction of leasing operations. Leases of third parties assets are not material.

(b) Unibanco and its subsidiaries insure their properties and equipment to the extent considered necessary to cover eventual losses, taking into account the nature of the activity. At March 31, 2007, the insurance coverage on properties and other assets in use totaled R$506,689 (December 31, 2006 - R$505,274) in Unibanco and R$1,095,467 (December 31, 2006 - R$1,184,202) in Unibanco Consolidated.

* * *

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – MARCH 31, 2007	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

COMMENTS ON PERFORMANCE FOR THE QUARTER

Brazilian Economy

In the first quarter of 2007, the macroeconomic figures remained favorable. During this period, mild inflation throughout the quarter caused the Central Bank to pursue a reduction in the Selic rate, which closed out the quarter at 12.75% p.y. In 1Q07, cumulative inflation (measured by IPCA) was 1.26%, up from 1.12% verified in the previous quarter, but still in line with the Central Bank target.

Although the international scenario presented a higher volatility when compared to the previous quarter, the appetite for emerging market assets remained high. This fact along with the improved foreign and domestic liquidity ratios and stronger exports – with a trade balance of US$8.6 billion in 1Q07– continued to offer a more favorable perception of Brazilian sovereign risk. The Embi+BR ended 1Q07 at 167 basis points, a drop of 25 basis points compared to that registered at the end of 4Q06.

The improvement in the Brazilian sovereign risk allowed the Real currency to appreciate 4.12% in the quarter against the dollar, despite the Central Bank intervention in the FX market through US-Dollar purchase auctions (spot market). Such acquisitions raised the level of the Brazilian international reserves that ended the first quarter at US$109.5 billion, above the US$85.4 billion verified in the 4Q06.

Economic activity continued its recovering process during the 1Q07. The retail sales, according to IBGE, grew 1.8% in January from December, and, 0.3% in February from January – discounted the seasonal effect.

The debt/GDP ratio reached 44.8% in 1Q07, a slightly drop when compared to 44.9% verified in the 4Q06, in accordance with the new GDP methodology calculation. The public sector primary surplus amounted to 4.31% of the GDP in the last 12 months, above the 2006 goal of 4.25% .

Net Income and Stockholders´Equity

Unibanco’s 1Q07 net income was R$ 581 millon, up 11.7% when compared to 1Q06. In the same period, operating income increased 11.7%, reaching R$ 938 million.

Since 3Q06, Unibanco has reduced its goodwill amortization period from 10 to 5 years. It is worth mentioning that goodwill amortization expense was R$ 46 million in 1Q07 and R$ 50 million in 4Q06.

Stockholders’ equity reached R$ 10,286 million in March, 2007, up 8.2% from March, 2006. Annualized return on average equity (ROAE) reached 25.1%% in 1Q07.

Assets

Unibanco’s total assets reached R$ 115,191 million, up 11.0% when compared to December, 31, 2006. Annualized return on average assets was 2.1%% in 1Q07.

Credit Operations

In 1Q07, the highlight was the commercial bank and SMEs portfolios growth, up 11.6% and 5.8%, respectively. Such evolution contributed to the 5.4% Retail loans increase in 1Q07, even considering the 2.7% decrease in Consumer Finance Companies portfolio, which was influenced by the seasonal effect in credit card segment during the first quarter of the year.

The Wholesale loan portfolio grew 1.3% during the quarter, impacted by the foreign exchange rate fluctuation, given the US dollar-denominated credit portfolio represents approximately 40% of the Wholesale loans. In the last 12 months, the 19.9% evolution of the Wholesale portfolio is a result of an increasing relationship with large companies that includes not only credit products, but also the offering of differentiated products and services.

As of March 31, 2007, the loan portfolio to individuals totaled R$ 17,104 million, up 3.3% in 1Q07. Payroll loans and auto financing were the 1Q07 highlights in this segment by posting 20.9% and 9.0% growth, respectively.

Consumer credit companies portfolios were up 11.3% over the last 12 months, despite the continuing conservatism with regard to credit approvals in some of the consumer finance companies portfolios, particularly unsecured personal loans. Since 4Q06, the improvement in the loan portfolio quality, among other factors, allowed consumer credit companies portfolios to resume their growth, with higher credit approval rates for this segment, always at a prudent level.

The corporate loan portfolio increased 2.7% over the quarter. The SMEs loan portfolio grew 5.8% when compared to December 2006, especially accounts receivable financing, cash management working capital loans, and BNDES/Finame-funded loans.

The SME’s product portfolio comprises accounts receivable financing, overdraft protection, guaranteed accounts, working capital loans and BNDES/Finame-funded loans, among others. This range of products enables cross-selling activities, such as payroll account mandates and accreditation of new retailers and co-branded credit card partners.

Payroll Loans

Payroll loans portfolio reached R$ 2,461 million, reporting a 20.9% growth when compared to December 2006. Unibanco’s distribution channels in this segment comprise dealers, branch network, partnerships, and Bancred (joint-venture with Banco Cruzeiro do Sul).

Auto Financing

Car loans grew 9.0% in the 1Q07. The motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate, decreased 23.0% in the quarter. As a result, the total auto financing portfolio reached R$ 5,405 million in March 31, 2007. Unibanco operates nationwide in the auto financing segment through Unibanco Veículos and Dibens. Unibanco is the leader in financing heavy commercial vehicles.

Home Financing

Unibanco offers different home financing options, from traditional mortgages to Sistema Fácil (in partnership with homebuilders) and Plano Único (Letters of Credit). The mortgage loan portfolio totaled R$1.545 million on March 31, 2007, which represents 20.6% of savings deposits and 3.3% of total loan portfolio. Unibanco has increased its focus on this sector, in line with growth expectations for upcoming years.

Allowance and Provisions for Loan Losses

The balance of allowance for loan losses at the end of March 2007 was R$2,672 million, or 5.7% of the total loan portfolio, as follows:

  R$1,312 million related to overdue credits, in compliance with Resolution 2,682;
  R$762 million for falling due credits, in compliance with Resolution 2,682;
  R$598 million based on percentages above those required by the regulatory authority.

Allowance for loan losses as a percentage of total loan portfolio reached 5.7% in March, 2007, from 5.9% in December, 2006, in line with the improvement in the asset quality. The total amount of R$ 598 million of excess allowance for loan losses represents 22.4% of total allowance for loan losses.

The more conservative approach on credit concession, adopted since mid-2005 and through 2006, allowed a continued improvement in the credit portfolio quality. In March 2007, the balance of credits rated AA to C made up 93.8% of the total loan portfolio.

At the end of March 2007, credit operations classified E to H represented 4.9% of total loan portfolio. Allowance for loan losses over the credits rated E to H stood at 116% on March 31, 2007.

Allowance for loan losses as a percentage of falling due installments reached 121% at the end of March 2007, conveying the loan portfolio strength.

The non-accrual loan portfolio (overdue by 60 days or longer) improved from 5.4% of the total loan portfolio on December 31, 2006 to 5.1% on March 31, 2007. The total allowance for loan losses reached 111% of the non-accrual portfolio, compared to 109% in December, 2006.

In 1Q07, required provision stood at R$ 525 million, a R$ 64 million or 10.9% decrease, when compared to 1Q06 – as a consequence of the improvement in loan portfolio quality. Provision for loan losses in 1Q07 was R$ 524 million – above the R$ 488 million of total net write-offs.

Investments Abroad

Unibanco registered a total of US$ 2,065 million in investments abroad at the end of March 2007, compared to US$1,269 million in March 2006. Such growth is mainly the result of the US$530 million capital increase in the last 12 months, which aims at supporting trade finance transactions and securities trading in international markets.

Unibanco has a hedging policy to protect its investments abroad from adverse currency fluctuations and fiscal effects. During 1Q07, the net account effect was R$ 7 million, as a result of the bank’s structural hedging policy (short position in foreign exchange).

Funding

Total deposits and assets under management (AUM) stood at R$ 80,644 million in March 2007, R$ 45,606 million of which arose from assets under management.

The continuous improvement in the deposit mix is explained by a 5.1% increase in core deposits (demand deposits, savings deposits and time deposit certificates with core deposit characteristics – with SuperPoupe as the main product), compared to December 2006. Core deposits represented 48.5% % of total deposits in March 2007.

Local currency funding reached R$ 73,009 million at the end of March 2007. Foreign currency funding reached R$ 19,956 million in March 2007, with a growth of 30.6 % from December 2006. Such evolution was mainly driven by the foreign exchange portfolio growth.

Capital Adequacy Ratios

The following table describes the changes in Unibanco’s BIS ratio during the quarter and the year:

BIS Ratio Variation (%)	Quarter	12Months

BIS Ratio at the beginning of the period	16.0	16.4
Changes in risk weighted assets	(0.7)	(1.8)
Impact of the extraordinary goodwill amortization	-	(0.5)
Changes in market risk coverage - interest rates	-	-
Changes in market risk coverage - foreign exchange rate	(2.3)	(2.0)
Reference equity growth	0.3	1.2
Tier I	0.3	0.7
Tier II	-	0.5
BIS Ratio on March 31st, 2007	13.3	13.3

Unibanco’s BIS ratio, as of March 31, 2007, reached 13.3%, above the minimum 11% level determined by the Central Bank.

The extraordinary goodwill amortization, resulting from the change in the amortization period from 10 to 5 years, in the 3Q06, represented a 50 b.p. impact on Unibanco’s Bis Ratio.

The table below details the Tier I/Tier II breakdown in reference equity as of March 31, 2007:

	Reference Equity (R$ millions)	BIS>ratio(%)

Tier I	10,302	10.3
Tier II	3,080	3.1
Total	13,382	13.3

The fixed asset ratio was 48.3% in March 2007.

Efficiency Ratio

In mid-2006, Unibanco set up its Operational Efficiency unit to improve management practices. That department’s mission is to implement a system similar to that used in process-intensive industries, with targets and capture curves used as indicators of activity performance, a system of cross control and an ongoing effort to prevent flaws in process execution.

As a consequence of operational efficiency management along with seasonal effect in the quarter, the efficiency ratio reached 48.8% in 1Q07 vis-à-vis 51.1% verified in 4Q06, a 2.3 b.p. improvement.

Business

Retail

In March 2007, Unibanco’s Retail segment reached more than 24 million clients throughout the country, a 14% growth compared to the same period last year. Besides the increase in number of partnerships with retailers, this growth is mainly explained by the expansion in number of credit card clients and payrolls.

The full-service commercial bank serves individuals and small and medium enterprises (SMEs); Unicard, Hipercard and Redecard are credit card companies; Fininvest, PontoCred and LuizaCred focus on consumer finance; Dibens and Unibanco Veículos are the brands through which Unibanco finances cars and heavy vehicles; and in the payroll loans segment, Unibanco operates through dealers, its commercial bank, partnerships and Bancred (joint-venture with Banco Cruzeiro do Sul).

Payroll loans presented growth of 20.9 % when compared to December 2006. Such evolution is explained by the intensive offering of this product to clients from the commercial bank, besides the recently partnerships established, especially Bancred.

Auto financing portfolio grew 9.0% over the last quarter, excluding motorcycle financing portfolio, segment in which Unibanco has decided to no longer operate. The total financing portfolio reached R$5,405 million on March 31, 2007.

With expectation of growth over next years in the mortgage market, Unibanco has increased its focus on the sector. The business structure was strengthened, and the documentation processing and credit approval became more agile. Aiming at increasing its business origination, Unibanco intensified its relationship with the main homebuilders and brokers in the country, and recently established a commercial agreement with Rede Secovi (brokers network), becoming the network’s preferred bank. Besides the traditional lines, Unibanco offers different home financing options, such as, Sistema Fácil (partnership with homebuilders) and Plano Único (Letters of Credit). Since 2H06, Unibanco started also to offer fixed rates for mortgages loans. The mortgage loan portfolio totaled R$ 1,545 million on March 31, 2007 representing 20.6% of saving deposits.

Total retail loan portfolio reached R$27,330 million, from which R$18,319 million represented by individuals. In the quarter, the highlight was the 11.6 % growth in the commercial bank portfolio.

Unibanco closed 1Q07 with a network of 947 branches and 306 corporate-site branches.

SMEs

The SMEs segment serves companies with annual sales up to R$150 million. This segment provides a full range of financial services, such as credit lines, accounts receivable financing, working capital loans, BNDES-funded loans, leasing, and payroll services, in addition to cash management services.

The SMEs loan portfolio totaled R$9,011 million in March 2007, up 5.8 % over the quarter. Noteworthy were accounts receivable-linked transactions and working capital loans. The continuous increase of offering products and services tailored to retailers led not only to affiliations with new retailers, but also to the attraction of new checking-account holders. The acquisition of new payroll accounts continues to drive growth in the bank’s client-base.

Consumer Credit Companies

Consumer Credit Companies operate in the consumer finance and credit cards segments through Unicard, Hipercard, Redecard (a joint-venture with three other stockholders – Unibanco’s stake of 31.94%), Fininvest, PontoCred (a partnership with Globex, parent company of the PontoFrio department store) and LuizaCred (a partnership with the Magazine Luiza department store chain), as well as, Unibanco’s new partnerships, established during the second half of 2006, with Ipiranga Group, VR Group (UniVR) and Banco Cruzeiro do Sul (Bancred). These companies operate in the personal credit, consumer credit, credit cards, and payroll-linked credit.

Credit Card Companies

Unibanco’s credit card business is composed of Unicard, Hipecard and Redecard (in which Unibanco has a 31.94% stake). Together, these companies posted a R$189 million net income in the quarter, up 38.0 % compared to 1Q06. The credit portfolio reached R$4,947 million in March 2007. The 2.4 % fall in the quarter is explained by seasonal factors.

Unicard issues and manages MasterCard and Visa cards, and is also the national leader in the co-branded card segment. Hipercard is a credit card acquirer and issuer, in addition to a flagship credit card. Redecard captures and transmits credit and debit card transactions for MasterCard, Maestro, Diners and RedeShop brands in Brazil.

The combined billings of Unicard and Hipercard – measured by the total of cardholders’ charges and cash withdrawals – reached R$5,474 million in 1Q07, which represents an annual growth of 31.2%. At Redecard, billings were R$22,186 million in 1Q07, up 22.4 % from 1Q06.

Consumer Finance Companies

Fininvest, PontoCred and LuizaCred are Unibanco’s consumer finance companies. The credit portfolio totaled R$ 2,798 million in March 2007 a 3.8% decrease when compared to December 2006, due to seasonal effects. Since the last quarter of 2006, the improvement in the quality of Unibanco’s consumer finance credit portfolio, among others factors, has allowed an increase in the credit approval rate for this segment, although always at prudent levels.

Business result reached R$ 39 million in 1Q07, a growth of 143.8 % when compared with 4Q06, due to an improvement in credit quality portfolio. The provision for loan losses reached R$143 million, declining 39.4 % when compared with 1Q06.

Fininvest had 671 fully-owned stores, kiosks and mini-stores, and more than 11 thousand points-of-sale as of March 2007. At the same date, LuizaCred had 340 points-of-sale while PontoCred had 380.

Wholesale

The Wholesale segment serves companies with annual sales of over R$150 million, in addition to institutional investors. Its business strategy is a blend of regional coverage and industry-specific expertise designed to build long-term banking relationships. The Wholesale business has been consistently high-rated in Capital Markets, M&A, and Project Finance.

Differentiated products and services such as structured finance, cash management and derivatives were the highlights in the quarter. Cash management revenues, which includes, among others, fees and collection services, increased by 24% when compared to 1Q06.

Unibanco was the lead coordinator of Suzano Papel e Celulose secondary equity offering, in the amount of R$612 million.

Trade finance operations - comprising exports, imports and international guarantees reached US$2.3 billion. Offshore transactions totaled US$755 million.

In Merger and Acquisition, Unibanco offers strategic advice in buying, selling, forming partnerships, appraisals, and financial and corporate restructuring. The highlight in the quarter was the acquisition of BWU Comércio e Entretenimento S.A. (Blockbuster) by Lojas Americanas in the amount of R$186.2 million.

As a financial agent for BNDES (Brazilian National Bank for Social and Economic Development), Unibanco disbursed R$728.8 million during the quarter, with a 11% market share, maintaining its 3rd place in the BNDES overall ranking. During 1Q07, Unibanco also disbursed R$153.6 million in BNDES-exim–funded loans.

The Wholesale loan portfolio reached R$19,671 million, up 19.9 % over the past 12 months. This expansion is a result of the increasing number of relationships with large companies, which include, in addition to loans, product and service offerings in line with the strategy of business with clients.

Insurance and Private Pension Plans

Results for the Insurance and Private Pension Plan businesses stood at R$69 million in 1Q07. Operating income reached R$35 million, 12.9 % growth in the quarter.

During the last 12 months, the reduction in the Selic interest rate influenced Unibanco AIG’s strategies, which focused on operating results, reaching a percentage above the insurance market average. Besides the impact of declining interest rates, the financial result was also affected by the several payments of Interest on Capital/Dividends, performed by the company during 2006 and 1Q07 in the total amount of R$362 million.

In the quarter, it is worth mentioning the operating results of Unibanco AIG that, besides a higher concentration of mid-size claims, posted 17.1 % growth when compared to 1Q06. The combined ratio reached 94.4% in 1Q07, better than the industry average.

Unibanco Insurance and Pension Plan segment companies placed 4th in the ranking of insurance and private pension plans published by the Susep (Private Insurance Regulatory Body) and the ANS (National Supplemental Health Regulatory Agency), and holds a 9.1% market share (as of February 2007).

Unibanco AIG Seguros is the leader in the following segments: corporate, civil responsability, D&O (Directors and Officers), and extended warranty products. At the D&O (Directors and Officers) segment Unibanco has an important position, with 73% market share.

With a strategy of intensifying its participation in individuals segment, Unibanco AIG extended its product offers to retailers. To support this strategy, Unibanco AIG started to use alternative channels, offering, for example, additional products to clients that use and/or acquire extended warranty.

Net income from the private pension business in 1Q07 was R$17 million. In the quarter, revenues were R$344 million and technical reserves reached R$6,596 million.

According to statistical data compiled by Susep, Unibanco AIG Vida e Previdência ranked 4th in private pension plan revenues up to February 2007. The company ranked 2nd for the year (until February) in sales of corporate pension plans, with R$147,1 million in sales and a 19.1% market share, according to Fenaprevi.

Unibanco AIG Vida e Previdência serves more than 1,400 corporate clients and more than 800 thousand individual clients.

Wealth Management

Unibanco Asset Management (UAM) ended March 2007 with R$ 45,606 million in assets under management. Its market share as of March 2007 stood at 4.4% (Source: Anbid).

With the reduction on Selic interest rate over the last two years and expectation of its continuous declining, Unibanco Asset Management kept on diversifying and increasing its client base, along with spreading the offer of high value-added products such as credit risk, multi-markets, off-shore and equity funds. In 1Q07, it is worth highlighting fund of funds products, with R$5.1 billion assets under management.

In 1Q07, at the Private Bank, it is worth mentioning a strategy focused on efficiency improvement in portfolio management. With a large offering of high added-value products, such as, derivatives and private equity funds, Unibanco has increased the options to clients that are looking for higher returns in a falling interest rate scenario.

In terms of performance, the Private Bank had a significant increase in assets under management during 1Q07, presenting a growth of 27.0% when compared to the same period from last year. According to Anbid’s global ranking, Unibanco’s Private Bank ranked 2nd in the industry, with a 9.5% market share in March 2007.

It is also worth mentioning the Social Investment private funds of Unibanco. Part of the returns and management fees is provided to social and educational projects.

Performance

Financial Margin

The structural change in the Brazilian market – with declining interest rates, increasing bancarized population, rising payroll loans and country GDP growth perspective – along with Unibanco’s risk management policy, resulted in a change of the Retail loan portfolio mix. Unibanco presented growth in better quality loan portfolios, such as payroll loans and auto financing, and a shift from overdraft loans to installment credit in the branch network. Such changes influenced financial margin and provision for loan losses, both with a declining trend. The financial margin after provision for loan losses reached 7.2% in 1Q07.

The improvement in asset quality explains the 18.4% decrease in provision for loan losses in 1Q07 vis-à-vis 1Q06. Provision for loan losses represented 21.8% of the financial margin in March 2007, compared to 27.2% as of March, 2006.

Fee Income

Total fees reached R$869 million in 1Q07. It is worth mentioning the seasonal effect in the first quarter of the year, especially due to the lower volume of banking and credit cards transactions.

In 12 months, the 3.6% increase in fee income was influenced by the impact of accounting reclassification of some revenues in the operations of Redecard (joint-venture with three other members – Unibanco’s stake of 31.94%) . Previously, these revenues were classified as revenues from credit cards transactions. Since 3Q06, they are classified as Other Operating Income and as Profit from Financial Intermediation. Previous quarters were not reclassified.

Excluding the revenues from Redecard, total fees increased 7.5% in 1Q07 vis-à-vis 1Q06.

Personnel and Administrative Expenses

Considering just the companies under Unibanco’s direct management, the expenses grew only 1.8% in 12 months - below inflation as measured by the IPCA (3.0% in the period) - due to operational efficiency gains and cost control.

Personnel expenses

Personnel expenses were down 3.1% in 1Q07 from the previous quarter, as a result of budgetary discipline and seasonal effect of employees’ vacations, among other factors.

In 12 months, the 1.1% growth reflects, especially, the Retail business commercial activities expansion, wage increases, and the additional payment of profit sharing in 1Q06.

It is worth mentioning that personnel expenses remained flat in the past 12 months for the companies under Unibanco’s management.

Other Administrative Expenses

This account posted a 6.3% change in 1Q07 when compared to 1Q06, mainly explained by the expansion of the retail business. Considering only the companies under Unibanco’s management, the change in 12 months was 3.0% .

Corporate Governance

Stock Exchange Indices

Unibanco’s Units (UBBR11) are part of the main Brazilian stock indices. The table below features the Units’ weighting in each of these stock indices after their respective portfolios were re-weighted for the four-month period ending August 2007.

Index	Weight (%)
May to Ago - 07

Ibovespa	1.946
IBrX-50	3.464
IBrX-100	3.012
IGC Corporate Governance Index	3.286
ISE Susteinability Index*	5.884

( * ) Valid from December 2006 to November 2007.

Interest on Capital Stock/Dividends

Unibanco and Unibanco Holdings paid quarterly Interest on capital on April 30, 2007, according to the amounts specified in the table below:

R$ per share

	UBB - ON UBBR3	UBB - PN UBBR4	HOL-ON UBHD3	HOL-PN UBHD6	UNIT * UBBR11	GDS * * NYSE - UBB

Gross Value	0.0388235	0.0427059	0.0427059	0.0427059	0.0427059	0.0427059
Net Value	0.0330000	0.0363000	0.0286988	0.0286988	0.0649988	0.6499880

(*) Each UNIT represents one preferred share of Unibanco and one preferred share of Unibanco Holdings .
(**) Each GDS listed on the New York Stock Exchange (NYSE:UBB) is equivalent to 10 Units .

Unibanco's dividend distribution policy calls for a minimum payment of 35% of the annual net income after the establishment of legal reserves (5%). Unibanco Holdings distributes the entirety of its results realized in cash.

At the end of each six-month period, all Unibanco and Unibanco Holdings’ shareholders are paid an additional amount related to the earnings in the period, besides the fixed quarterly payments. For this reason, dividend payouts at the second and fourth quarters tend to be higher than those made during the other two periods of each year.

Subsequent events

Moody’s upgrades Unibanco’s rating

On April 27, 2007, Moody’s Investors Service upgraded Unibanco’s Financial Strength rating to B- (B minus) from C-, representing a 3-notch upgrade.

This upgrade places Unibanco among the top Brazilian banks in Financial Strength. The new rating is the highest assigned in the country. Besides Unibanco, only two other financial institutions obtained the same rating.

Human Resources

Unibanco’s Human Resources department is committed to promoting professional development and aligning employees’ interests with the conglomerate’s strategic objectives. With a staff of 33,203 professionals, Unibanco invested over R$ 8.8 million during 1T07 in professional development initiatives and training programs, including sponsorships of MBA programs in Brazil and abroad.

1Q07 Human Resources highlights:

  2007 Trainee Program, with recruiting and training of 29 recent graduated students;
  Participation of 667 managers in the workshop of Jeito Unibanco (internal culture, which comprises 10 attitudes expected of each employee). The workshop aimed at promoting the actual implementation of Jeito Unibanco, which is essential to the establishment of the conglomerate’s high performance culture;
  More than 16 thousand training actions in the conglomerate (9 thousand through e-learning and the remaining in attendance training).

Social and Environmental Responsibility

Institutes

Unibanco is recognizably one of the most active companies in Brazil regarding social responsibility. It is present in the communities through Instituto Unibanco and Instituto Moreira Salles.

Instituto Moreira Salles (IMS) is a non-profit organization devoted to promoting and developing cultural programs. Throughout 1Q07, over 50 thousand persons visited the Institute Cultural Centers and more than 750 thousand persons attended the movie sessions sponsored by Unibanco.

The main activities sponsored by the Moreira Salles Institute, during 1Q07, were:

  Instituto Moreira Salles website (www.ims.com.br) of the was integrated into the Universo Online (UOL) portal in a partnership that allowed for the refinement of the administration of data information regarding the collections of the Instituto, in addition to making access available to IMS radio station through the UOL radio; new and handy tools have been implemented for an easier access to the website contents, which has also been expanded: the library network database available now comprises over 35 thousand files, around 30 thousand songs that can be accesses online and 2 thousand image files in the photograph collection;
  Launching of the weekly Quiosque Cultural e-bulletin by means of the IMS website, also distributed in newsletter format. The bulletin features highlights, news, and tips in various cultural subjects, in addition to IMS programming.
  The Brasil de Marc Ferrez Exhibition – Photographs from the Instituto Moreira Salles Collection ended on March 4 at the Sesi Art Gallery in São Paulo, with an attendance of 38,000 visitors in 95 days of exhibition since its opening in November, an average of 400 visits per day;
  Opening in March of the exhibition Drawings - Candido Portinari and Illustrations, Mário Gruber – 80 Years in the Instituto Moreira Salles cultural center in Rio de Janeiro, including works belonging to the Unibanco-IMS Collection.
  Initiation in March of the Sound and Images for Life project by the IMS cultural center in Poços de Caldas. The project offers free music and plastic art classes to adults, especially to seniors.

The Unibanco Institute acts in social projects on education. Aware of its social goals, the Unibanco Institute pursues the development of teenagers and young adults as a means of developing the future human resources. It acts in five main fronts:

  Extended Education;
  Teacher Training;
  Qualification for the Job Market;
  School Equivalency Programs;
  Environmental Education.

The main activities in 1Q07 were:

  Projeto Jovem do Futuro (Youth of the Future Project) – In this period, schools benefiting from the Youth of the Future Project counted on the voluntary participation of Unibanco’s employees.
  The SuperAction at School project was put into effect, an initiative that promoted the improvement of school structure and infrastructure, with the participation of volunteers, students, teachers and parents.
  Entre Jovens (Among Youth) – Instituto Unibanco’s own project, implemented in schools in Rio de Janeiro, aims at offering complementary education assistance in Mathematics and Portuguese to first-year students with learning difficulties from public high schools.
  Ficando para trás - o Ensino Médio no Estado do Rio de Janeiro (Left behind – the High School System of Rio de Janeiro) – work published by the Unibanco Institute, which offers a deeper view of the high school system in the state of Rio de Janeiro and offers guidelines for dealing with problems such as failure, drop-outs and gaps in performance.
  GIFE Education Census – Organized for the first time and with the support of the Unibanco Institute, under the technical responsibility of Simon Schwartzman of the IETS (Institute for the Study of the Workplace and Society). The GIFE Education Census is a detailed study in the area of education, which is the priority for 81% of investment partners associated with the GIFE.
Microcredit

Unibanco’s Microcredit operation serves low-income entrepreneurs through a distribution model that is unique in Brazil, with more than 217 points-of-sales and 54 microcredit agents, using the Fininvest chain as correspondent bank institutions.

The initiative was established through a partnership between Unibanco and the International Finance Corporation (IFC) – World Bank. In March 2007, Unibanco’s Microcredit initiative had already benefited approximately 13 thousand clients.

(Convenience translation into English from the original previously issued in Portuguese)

SERVIÇO PÚBLICO FEDERAL
CVM - COMISSÃO DE VALORES MOBILIÁRIOS
QUARTERLY INFORMATION - ITR	DATE - MARCH 31, 2007
FINANCIAL INSTITUTION

IDENTIFICATION	Corporate Legislation

1 - CVM CODE 01158-4	2 - CORPORATE NAME UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	3 - CNPJ 33,700,394/0001-40

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNIPART PARTICIPAÇÕES INTERNACIONAIS LTD	3 - CNPJ -	4 - CLASSIFICATION NON-LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 29.48
7 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 3,569,510
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 2,960,000

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATED UNICARD BANCO MÚLTIPLO S.A.	3 - CNPJ 61,071,387/0001-61	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 100.00
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 12.23
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 239,244,367,903
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 239,244,367,903

PARTICIPATION IN SUBSIDIARY AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ASSOCIATE BANCO FININVEST S.A.	3 - CNPJ 33.098.518/0001-69	4 - CLASSIFICATION LISTED SUBSIDIARY COMPANY
5 - % INTEREST ON SUBSIDIARY CAPITAL 99.99
6 - % STOCKHOLDERS' EQUITY OF THE INVESTOR 14.95
7 - TYPE OF COMPANY FINANCIAL INSTITUTION
8 - NUMBER OF SHARES HOLDED IN THE CURRENT QUARTER (UNITS) 10,555
9 - NUMBER OF SHARES HOLDED IN THE PRIOR QUARTER (UNITS) 10,555

(Convenience translation into English from the original previously issued in Portuguese)

CVM CODE	UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.	FINANCIAL
01158-4	DATE – MARCH 31, 2007	INSTITUTION
	QUARTERLY INFORMATION	Corporate Legislation

OTHER MATERIAL INFORMATIONS FOR THE COMPANY

(a) List of the shareholders that hold more than 5% of voting capital, direct or indirect on March 2007:

		Common hares/quotas		Preferred shares		Total

	Shareholders’
Shareholders	Nationality	Quantity	%	Quantity	%	Quantity	%

Unibanco – União de Bancos
Brasileiros S.A.
- Unibanco Holdings S.A.	Brazilian	1,467,184,984	97.08	161,707,892	12.47	1,628,892,876	58.01
- Treasury stocks		-	-	5,190,280	0.40	5,190,280	0.18
- Others		44,131,352	2.92	1,129,541,300	87.13	1,173,672,652	41.81
Total		1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Unibanco Holdings S.A.
- E. Johnston Repres. e Part. S.A.	Brazilian	513,067,636	92.66	385,284	0.04	513,452,920	31.24
- Treasury stocks		-	-	14,694,769	1.35	14,694,769	0.89
- Others		40,668,268	7.34	1,074,771,730	98.61	1,115,439,998	67.87
Total		553,735,904	100.00	1,089,851,783	100.00	1,643,587,687	100.00

E, Johnston Participações Ltda.
- Fernando Roberto Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- Walther Moreira Salles Júnior	Brazilian	400	25.00	800	25.00	1,200	25.00
- Pedro Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
- João Moreira Salles	Brazilian	400	25.00	800	25.00	1,200	25.00
Total		1,600	100.00	3,200	100.00	4,800	100.00

(b) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. on March 2007:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%

Controller	1,467,184,984	97.08	161,707,892	12.47	1,628,892,876	58.01

Management
Board of directors	234	-	5,088,410	0.39	5,088,644	0.18
Board of officers	392	-	4,798,470	0.37	4,798,862	0.17

Treasury stocks	-	-	5,190,280	0.40	5,190,280	0.18

Other shareholders	44,130,726	2.92	1,119,654,420	86.37	1,163,785,146	41.46

Total	1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Outstanding shares (**)	44,130,726	2.92	1,119,654,420	86.37	1,163,785,146	41.46
_____________________
(*) The amount, recorded of preferred shares of the Board of Directors is composed by 8 preferred shares and 5,088,402 Units.
The amount recorded of preferred shares of the Board of Officers is composed by 3,190 preferred shares and 4,795,280 Units.
(**) The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Audit Board was not installed in this date.

(c) Shareholders positions of Unibanco – União de Bancos Brasileiros S.A. on December 2006:

	Common		Preferred
Shareholders	shares	%	shares (*)%		Total	%
Controller	1,467,184,984	97.08	160,520,083	12.38	1,627,705,067	57.97
Management
Board of directors	234		5,001,744	0.39	5,001,978	0.18
Board of officers	392		4,357,287	0.34	4,357,679	0.16
Treasury stocks	-	-	7,565,902	0.58	7,565,902	0.27
Other shareholders	44,130,726	2.92	1,118,994,456	86.31	1,163,125,182	41.42
Total	1,511,316,336	100.00	1,296,439,472	100.00	2,807,755,808	100.00

Outstanding shares (**)	44,130,726	2.92	1,118,994,456	86.31	1,163,125,182	41.42

_________________________
(*)  The amount, recorded of preferred shares of the Board of Directors is composed by 8 preferred shares and 5,001,736 Units. The amount recorded of preferred shares of the Board of Officers is composed by 3,190 preferred shares and 4,354,097 Units.
(**)  The outstanding shares were calculated in accordance with the definition of the Regulation of BOVESPA’s Corporate Governance Practices.

The Audit Board was not installed in this date.

Independent Auditing

In order to safeguard the independence of its external auditors, Unibanco’s management embraces the policy of limiting their services other than independent auditing. We inform that, for the quarter ended on March 31, 2007, only audit engagements were contracted.

The policy adopted by Unibanco meets the principles of safeguarding the independence of its auditors, as per Brazilian and international standards. Contracts signed with the independent auditors were all examined and approved by the Audit Committee, that considered that such services are consistent with the function of independent auditing, neither representing any violation of the applicable standards of independence nor affecting the auditors’ objectivity, based on the scope and their procedures.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 15, 2007

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer